Form 10KSB40, Exhibit 13
period 1998-03-31
CITATION COMPUTER SYSTEMS INC
filed 1998-07-14
CIK 888330

                                  EXHIBIT 13(a)

Management Discussion and Analysis of Financial Condition and
     Results of Operations

The following should be read in conjunction with the consolidated financial statements and notes thereto.

OVERVIEW

CITATION Computer Systems, Inc. designs, develops, markets and supports clinical information systems for hospitals, clinics, physicians' groups and emerging Integrated Delivery Networks ("IDN's"). The Company offers a comprehensive suite of products designed using open client/server architecture that meets a broad range of the information systems needs of the healthcare industry. These products integrate patient care processes within the enterprise and throughout the IDN. The Company's systems are modular, scaleable and allow clients to leverage their investments in existing systems. Individual components of the Company's systems can function independently, giving clients the ability to build their system over time and to integrate existing software. CITATION's systems are installed in over 400 institutions ranging in size from under 100 beds to over 1,000 beds. CITATION markets its products directly in the United States and Canada, as well as through distribution partners in Europe, India, the Asia Pacific area and Latin America.

The Company generates revenues from the sale of information systems and services. System sales consist of software licenses, related hardware, installation and training, and the sale of third-party software. Hardware revenues are generated from sales of third-party manufactured hardware typically sold in conjunction with the Company's software. Service revenue includes maintenance and support services.

The sales cycle for the Company's systems is typically six to twelve months from initial contact to contract execution. Depending upon the combination of products purchased and the installation schedule, installation typically requires six to twelve months. Revenue from systems sales is recognized upon shipment to the client providing that no significant vendor obligations remain and collection of the related receivable is deemed probable. Revenue related to the installation is recognized as the work is performed. Service revenue is recognized ratably over the term of the contract period.

Cost of products and services sold includes cost of system sales and cost of service revenue. Cost of system sales includes cost of hardware sold, installation and training expenses and software amortization costs. Cost of service revenue includes all client service expenses plus an allocation of certain other overhead expenses.

Research and development expenses include salaries and expenses related to development and documentation of software systems reduced by capitalized software development costs. Software development costs are expensed until such time as technological feasibility is established and then are capitalized in compliance with Statement of Financial Accounting Standards No. 86.

Sales and marketing expenses include salaries, commissions, advertising, trade show costs, and user group costs related to the sale and marketing of the Company's systems. General and administrative expenses include salaries and expenses for corporate administration, finance, legal, and human resources, as well as profit sharing, bonuses and insurance.

In June 1998, the Company announced that it sold the financial software line of business, including its accounts receivable, patient billing, general ledger, accounts payable, fixed assets, inventory control, medical records abstracting and registration software modules to a private entity doing business as Sterling Systems based in Downey, Idaho. This business accounted for approximately $1.0 million of revenue and contributed a pretax loss of $0.2 million in fiscal 1998. Net assets associated with this line of business, which are primarily comprised of capitalized software, approximated $1.1 million at March 31, 1998. The cash transaction will result in a slight after-tax loss on disposal in the first quarter of fiscal 1999.

Also in June 1998, the Company announced it is in discussions about a possible business combination with MEDASYS Digital Systems, a French Company with U.S. offices in Miami and Chicago. MEDASYS is a leading provider of medical imaging systems in Europe, is listed on the Second Market of the Paris Bourse and reported revenues of $23.3 million in calendar 1997. Any transaction is subject to performance of due diligence and negotiations of a definitive agreement. The Company anticipates that these negotiations and the resultant transaction, if any, would be completed by the end of the year.

RESTRUCTURING COSTS AND OTHER NON-RECURRING CHARGES, INCLUDING SALE OF UK OPERATIONS

In the fourth quarter of fiscal 1998 the Company recorded non-recurring pretax charges of nearly $1 million related to the restructuring of operations (primarily customer service matters) and for non-operating costs related to the strategic review of alternatives following an unsolicited expression of interest in the Company. See Note 2 of the Notes to Consolidated Financial Statements for details.

In March 1997, the Company sold its United Kingdom ("UK") operations to Health Systems Limited, a new UK-based company. Under the terms of the transaction, Health Systems Limited acquired CITATION's UK operating assets, retained the majority of the Company's employees in the UK and assumed responsibility for CITATION's existing customers and contracted commitments in the UK. See Note 3 of the Notes to Consolidated Financial Statements for details of the 1997 restructuring charge of $4.3 million related to the sale of UK operations.

RESULTS OF OPERATIONS

The following table sets forth, for the period indicated, certain items from the Company's Consolidated Statement of Operations expressed as a percentage of total revenues.

                                                              Year Ended March 31,
                                                          -----------------------------
                                                          1998        1997        1996
Revenues:
System sales                                               49.4%       59.0%       64.7%
Service revenue                                            50.6        41.0        35.3
                                                          -----       -----       -----
Total revenues                                            100.0%      100.0%      100.0%

Cost of products and services sold:
Cost of system sales                                       37.6        37.9        34.1
Cost of service revenue                                    12.3        10.5        10.1
                                                          -----       -----       -----
Total cost of products & services sold                     49.9        48.4        44.2

Gross Profit                                               50.1        51.6        55.8

Research and development                                   19.2        14.9         6.7
Selling and administrative                                 40.2        38.7        34.8
Restructuring costs and other non-recurring charges         5.0        19.5          --
Office consolidation and relocation expense                  --          --         5.5
                                                          -----       -----       -----
Total operating expense                                    64.4        73.1        47.0
                                                          -----       -----       -----

Operating income (loss)                                   (14.3)      (21.5)        8.8
Other income (expense):
Interest income                                             0.5         0.7         0.6
Interest expense                                           (1.0)       (0.7)       (0.3)
Other, net                                                 (1.2)       (2.5)        0.1
                                                          -----       -----       -----

Income (loss) before taxes                                (16.0)      (24.0)        9.2
Provision (benefit) for income taxes                       (6.1)       (9.1)        3.6
                                                          -----       -----       -----

Net income (loss)                                          (9.9)%     (14.9)%       5.6%

COMPARISON OF FISCAL YEAR ENDED MARCH 31, 1998 TO FISCAL YEAR ENDED MARCH 31, 1997.

REVENUE

Total revenues decreased 24.4% from $22.0 million in fiscal 1997 to $16.6 million in fiscal 1998 due to a 36.7% decrease in system sales and a 6.7% decrease in service revenue. Fiscal 1997 included $0.9 million in United Kingdom sales (operations within the United Kingdom were sold in 1997).

System sales decreased from $13.0 million in fiscal 1997 to $8.2 million in fiscal 1998. The 36.7% decrease in system sales was primarily attributable to the loss of revenue generated from UK operations and the delay in new systems orders due to the anticipated release of the Company's new NT products. The Company also believes that system sales results were negatively impacted by uncertainty over the Company's future because of the announced hiring of an investment banker to review its strategic options. System sales represented 49.4% and 59.0% of total revenues in fiscal years 1998 and 1997, respectively.

Service revenue decreased from $9.0 million in fiscal 1997 to $8.4 million in fiscal 1998. The 6.7% decrease was primarily due to the reduction in sales and renewals of service contracts from existing customers. Service revenue represented 50.6% and 41.0% of total revenues in fiscal years 1998 and 1997, respectively.

COST OF PRODUCTS AND SERVICES SOLD AND GROSS PROFIT

For fiscal 1998 and 1997, total cost of products and services sold were $8.3 million and $10.7 million, respectively, representing a 22.1% decrease in fiscal 1998. The total cost of products and services sold increased from 48.4% of total revenues in fiscal 1997 to 49.9% in fiscal 1998. The increase in cost as a percentage of revenues was primarily due to decreases in total revenues which were not entirely offset by decreases in software amortization costs and client service expenses. Software amortization costs of $2.1 million in fiscal 1998 and $2.2 million in fiscal 1997 represented 25.1% and 20.7%, respectively, of total costs of products and services sold for fiscal years 1998 and 1997.

Gross profit as a percentage of total revenues decreased from 51.6% in fiscal 1997 to 50.1% in fiscal 1998. The decrease in gross profit as a percentage of total revenues was primarily attributable to the factors discussed above.

RESEARCH AND DEVELOPMENT EXPENSES

Total outlays for software development for fiscal 1998 and 1997 are as follows (dollars in thousands):


                                                       Fiscal Year Ended March 31,

Software Development Expense                               1998          1997
----------------------------                              -------      -------
Research and development spending                         $ 4,288      $ 4,793
Less - software development capitalized                     1,089        1,525
                                                          -------      -------
     Total research and development expense                 3,199        3,268
Amortization of software development costs                  2,085        2,201
                                                          -------      -------
Total research and development expenses                   $ 5,284      $ 5,469
                                                          =======      =======


Capitalized Software Development Cost, Net                 1998         1997
------------------------------------------                -------      -------
Beginning of period                                       $ 3,876      $ 4,762
Research and development capitalized per above              1,089        1,525
Software acquired (C-MAX)*                                     --          652
Other software acquired                                        --          176
                                                          -------      -------
                                                            4,965        7,115
Write-off - UK capitalized software development costs          --       (1,114)
Amortization of software development costs                 (2,085)      (2,201)
Other adjustments                                              --           76
End of period                                             -------      -------
                                                          $ 2,880      $ 3,876
                                                          =======      =======

*Software acquired related to the purchase of the contract management system. See Note 6 of the Consolidated Financial Statements for further information.

For the fiscal years 1997 and 1998, the Company capitalized 31.8% and 25.4%, respectively, of research and development spending.

SELLING AND ADMINISTRATIVE EXPENSES

Selling and administrative expenses as a percentage of total revenues increased from 38.7% in fiscal 1997 to 40.2% in fiscal 1998. Total selling and administrative expenses decreased $1.8 million to $6.7 million primarily due to lower selling and marketing expenses, principally sales commissions, to support operations.

OPERATING LOSS

CITATION incurred an operating loss of $1.6 million in fiscal 1998, excluding the $0.8 million in restructuring costs. The operating loss for fiscal 1997 was $0.4 million, excluding $4.3 million in restructuring costs and loss on the sale of the UK operations. The operating loss increased primarily reflecting the factors described above. Including the above non-recurring charges, the operating loss was $2.4 million in fiscal 1998 compared with an operating loss of $4.7 million in fiscal 1997.

INCOME TAXES

The Company's effective income tax benefit rate was 38.0% in both fiscal 1997 and fiscal 1998.

NET LOSS AND LOSS PER SHARE

Net loss decreased $1.6 million from $3.3 million in fiscal 1997 to $1.7 million in fiscal 1998 as a result of the factors noted above. Basic and diluted loss per share decreased from $.87 in fiscal 1997 to $.43 in fiscal 1998.

COMPARISON OF FISCAL YEAR ENDED MARCH 31, 1997, TO FISCAL YEAR ENDED MARCH 31, 1996.

REVENUE

Total revenues decreased 12.2% from $25.1 million in fiscal 1996 to $22.0 million in fiscal 1997 due to a 20.0% decrease in system sales, and a 2.2% increase in service revenue. Revenues from domestic operations decreased 4.0% in fiscal 1997 from $22.0 million to $21.1 million. Results were negatively impacted by reorganization of the sales force within the Company, as well as a general slowness in domestic markets in the last half of fiscal 1997. International revenues decreased 70.4% to $0.9 million in fiscal 1997, principally due to decreased sales in the UK.

System sales decreased from $16.2 million in fiscal 1996 to $13.0 million in fiscal 1997. The 20.0% decrease in system sales was primarily attributable to the loss of revenue generated from UK operations. System sales represented 59.0% and 64.7% of total revenues in fiscal years 1997 and 1996, respectively.

Service revenue increased from $8.8 million in fiscal 1996 to $9.0 million in fiscal 1997. The 2.2% increase was primarily due to additional service revenue from new clients and renewals of service contracts from existing clients. Service revenue represented 41.0% and 35.3% of total revenues in fiscal years 1997 and 1996, respectively.

COST OF PRODUCTS AND SERVICES SOLD AND GROSS PROFIT

For fiscal 1997 and 1996, total cost of products and services sold were $10.7 million and $11.1 million, respectively, representing a 3.8% decrease in fiscal 1997. The total cost of products and services sold increased from 44.2% of total revenues in fiscal 1996 to 48.4% in fiscal 1997. The increase was primarily due to the increase in third party software and hardware costs as a percentage of total revenues and an increase in amortization of capitalized software costs for the year. Software amortization costs of $2.2 million in fiscal 1997 and $1.8 million in fiscal 1996 represented 20.7% and 16.2%, respectively, of total costs of products and services sold for fiscal years 1997 and 1996.

Gross profit decreased $2.6 million from $14.0 million in fiscal 1996 to $11.4 million in fiscal 1997. Gross profit as a percentage of total revenues decreased from 55.8% in fiscal 1996 to 51.6% in fiscal 1997. The decrease in gross profit as a percentage of total revenues reflects the fact that the decrease in cost of sales (3.8%) did not match the decrease in sales (12.2%) due primarily to the fixed cost components of cost of sales.

RESEARCH AND DEVELOPMENT EXPENSES

Total outlays for software development for fiscal 1996 and 1997 are as follows (dollars in thousands):

                                                      FISCAL YEAR ENDING MARCH 31,

Software Development Expense                               1997          1996
----------------------------                              -------      -------
Research and development spending                         $ 4,793      $ 4,256
Less - software development capitalized                     1,525        2,584
                                                          -------      -------
     Total research and development expense                 3,268        1,672
Amortization of software development costs                  2,201        1,789
                                                          -------      -------
Total research and development expenses                   $ 5,469      $ 3,461
                                                          =======      =======


Capitalized Software Development Cost, Net                 1997          1996
------------------------------------------                -------      -------
Beginning of period                                       $ 4,762      $ 3,942
Research and development capitalized per above              1,525        2,584
Software acquired (C-MAX)*                                    652           --
Other software acquired                                       176           --
                                                          -------      -------
                                                            7,115        6,526
Write-off - UK capitalized software development costs      (1,114)          --
Amortization of software development costs                 (2,201)      (1,789)
Other adjustments                                              76           25
                                                          -------      -------
End of period                                             $ 3,876      $ 4,762
                                                          =======      =======

*Software acquired relates to the purchase of the contract management system. See Note 6 of the Consolidated Financial Statements for further information.

For fiscal years 1996 and 1997, the Company capitalized 60.7% and 31.8%, respectively, of software development costs.

SELLING AND ADMINISTRATIVE EXPENSES

Selling and administrative expenses as a percentage of total revenues increased from 34.8%, or $8.7 million in fiscal 1996, to 38.7%, or $8.5 million in fiscal 1997. The increase in selling and administrative expenses as a percentage of total revenues resulted from sales decreasing at a faster rate than the decrease in selling and administrative expenses, which includes a substantial fixed cost component. The $0.2 million decrease is due to lower costs associated with the support of both domestic and international operations offset in part by increased sales and marketing expense.

OPERATING INCOME

CITATION incurred an operating loss of $0.4 million in fiscal 1997, excluding the $4.3 million in restructuring costs and loss on the sale of the UK operations. Operating income for fiscal 1996 was $3.6 million, excluding $1.4 million in office consolidation and relocation charges. The decline in operating income is due to lower revenues only partially offset by lower cost of sales and selling and administrative expenses. Including the above non-recurring charges, the operating loss was $4.7 million in fiscal 1997 compared with operating income of $2.2 million in fiscal 1996.

INCOME TAXES

The Company's effective income tax (benefit) rate was 39.0% in fiscal 1996 versus (38.0)% in fiscal 1997.

NET INCOME (LOSS) AND EARNINGS (LOSS) PER SHARE

Net income (loss) decreased $4.7 million from $1.4 million net income in fiscal 1996 to $(3.3) million net loss in fiscal 1997 as a result of the factors noted above. Basic and diluted earnings (loss) per share decreased from $.38 in fiscal 1996 to $(.87) in fiscal 1997.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary sources of liquidity are cash flows from operations and borrowing under its line of credit with a bank. At March 31, 1998, the Company had cash and cash equivalents of $0.4 million as compared to $0.5 million at March 31, 1997.

The Company generated (used) cash from operations of $2.6 million, $(0.5) million and $2.8 million in the fiscal years of 1998, 1997, and 1996, respectively. For the year ended March 31, 1998, the Company generated $2.6 million in cash from operating activities, and used $1.4 in investing activities (including $1.1 million for capitalized software development, and $0.3 million for capital expenditures). Cash used by financing activities was $1.1 million, which was primarily due to payments to reduce borrowings under the line of credit and notes payable.

Cash decreased $1.6 million in fiscal 1997. The decrease was primarily due to $3.2 million used in investing activities, including $1.8 million for capitalized software and $0.8 million for the purchase of a contract management system offset by cash provided by financing activities, primarily line of credit borrowing.

Cash decreased $0.5 million in fiscal 1996. The decrease was primarily due to $3.0 million used in investing activities, including $2.6 million for capitalized software offset by cash provided by operations.

As of March 31, 1998, the Company had a line of credit agreement with a bank. The line of credit allows the Company to borrow up to $2.0 million through February 1, 2000 with interest at the bank's prime rate (8.5% at March 31, 1998). The line of credit is secured by the Company's accounts receivable, inventory, and general intangible assets. There were borrowings of $1.2 million outstanding under the line of credit agreement as of March 31, 1998 ($0.8 million of additional borrowings are available), which have been classified as long-term in the March 31, 1998 Consolidated Balance Sheet.

The Company has provided extended payment terms to an overseas customer in Singapore for a maximum period of three years ending in fiscal 2000. The Company believes that this receivable is fully collectible pursuant to such payment terms. A foreign bank guarantee in the amount of $0.2 million has been received by the Company and is expected to be applied against the long-term receivable balance.

The Company's current commitments consist primarily of operating lease obligations aggregating $3.1 million over the next six years. The operating leases consist primarily of the Company's office lease in St. Louis, Missouri, which expires in May 2004.

Cash proceeds from the sale of the financial software line of business, to be received over a nine-month period from the date of sale, will be used for funding the general operations of the Company.

The Company believes that its cash and cash equivalents, together with its current borrowing facilities and cash generated from operations, will be sufficient to fund its anticipated cash requirements for at least the next 12 months. The Company's ability to meet its cash requirements on a long term basis will depend on profitable operations and consistent and timely collections of its accounts receivable.

INFLATION AND CHANGING PRICES

The Company believes inflation has not had a material effect on the Company's operations or its financial condition.

NEW ACCOUNTING STANDARDS

In March 1997, the Financial Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" (FAS 128), which requires public entities to present both basic and diluted earnings per share amounts on the face of their financial statements, replacing the former calculations of primary and fully diluted earnings per share. The Company adopted FAS 128 effective with the beginning of its fiscal 1998 third quarter.

In June 1997, the FASB issued FAS 130, "Reporting Comprehensive Income", effective for fiscal years beginning after December 15, 1997. FAS 130 establishes standards for reporting and display of comprehensive income and components in a financial statement that is displayed with the same prominence as other financial statements. The Company continues to analyze FAS 130 and does not currently expect it to have a significant impact on its financial statement presentation.

In June 1997, the FASB issued FAS 131, "Disclosures about Segments of an Enterprise and Related Information", effective for periods beginning after December 15, 1997. FAS 131 supersedes FAS 14, "Financial Reporting of Segments of a Business Enterprise." FAS 131 establishes standards for the way public business enterprises report financial and descriptive information about the reportable operating segments in their financial statements. Generally, financial information is required to be reported on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments. The Company continues to evaluate the provisions of FAS 131 to determine the impact of the revised disclosure requirements on its 1999 financial statements.

During fiscal 1998, the AICPA issued Statement of Position 97-2, "Software Revenue Recognition" (SOP 97-2). SOP 97-2 is effective for transactions entered into in fiscal years beginning after December 15, 1998. SOP 97-2 provides guidance on applying generally accepted accounting principles in recognizing revenue on software transactions. This SOP supersedes SOP 91-1, "Software Revenue Recognition." SOP 97-2 is not expected to materially impact the financial statements or results of operations of the Company.

YEAR 2000

The Company is addressing the issues associated with the Year 2000. The Company is utilizing resources to identify, correct, reprogram and test both its systems used internally as well as the products it sells for Year 2000 compliance. It is anticipated that all reprogramming efforts will be completed during fiscal 1999. The Company estimates the remaining costs of the reprogramming will not be material. However, there are numerous uncertainties relating to addressing Year 2000 issues, some of which may be beyond the Company's control, and all of which may cause results to be different than currently anticipated by the Company.

STRATEGIC ALTERNATIVES

In January 1998 the Company received an unsolicited expression of interest in the Company and engaged an investment banker to evaluate this expression of interest and explore other strategic alternatives. The Company continues to evaluate strategic opportunities including a proposed merger with a French company as described in a preceding section and in the Notes to the Consolidated Financial Statements.

FORWARD LOOKING STATEMENTS

Certain of the statements made herein are "FORWARD LOOKING STATEMENTS," as such term is used in Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. Any forward looking statements set forth herein are necessarily subject to significant uncertainties and risks. The words "believes," "anticipates," "expects," and similar expressions are intended to identify forward looking statements. The Company cautions readers that actual results could be materially different as a result of various possibilities and differences between anticipated and actual developments.

For further discussion of risk factors, please refer to page 9 of the Company's Form 10-KSB Annual Report for the fiscal year end 1998 as filed with the Securities and Exchange Commission.