Form 10KSB40, Exhibit 13
period 1998-03-31
CITATION COMPUTER SYSTEMS INC
filed 1998-07-14
CIK 888330

                                  EXHIBIT 13(b)

Consolidated Balance Sheet
(Thousands except for share and per share data)

                                                                                        March 31,
                                                                                    1998          1997
ASSETS
Current Assets:
   Cash and cash equivalents                                                      $    420      $    511
   Accounts receivable:
     Trade, net of allowance for doubtful accounts of $205 and
     $162, respectively                                                              6,351         7,334
     Other                                                                              87            40
   Inventories (Note 9)                                                                436           417
   Prepaid expenses and other current assets                                           216           521
   Income taxes receivable (Note 11)                                                    80         1,177
   Deferred tax assets (Note 11)                                                       136           139
                                                                                  --------      --------
       Total current assets                                                          7,726        10,139
                                                                                  --------      --------

   Software development costs, net of accumulated amortization of
   $10,717 and $8,632 respectively (Note 1)                                          2,880         3,876
                                                                                  --------      --------

Property and equipment:
   Furniture and fixtures                                                              843           975
   Hardware and shop equipment                                                       2,750         2,990
   Leasehold improvements                                                              109           217
   Vehicles                                                                             37            37
                                                                                  --------      --------
                                                                                     3,739         4,219

   Less - accumulated depreciation and amortization                                 (2,821)       (2,989)
                                                                                  --------      --------

     Net property and equipment                                                        918         1,230
                                                                                  --------      --------

   Long-term deferred tax assets (Note 11)                                             876            --
   Long-term accounts receivable (Note 7)                                            1,657         1,657
   Other assets                                                                        255           436
                                                                                  --------      --------

       Total assets                                                               $ 14,312      $ 17,338
                                                                                  ========      ========


The accompanying notes are an integral part of the consolidated financial statements

(Thousands except for share and per share data)

                                                                                          March 31,
                                                                                     1998         1997
LIABILITIES AND SHAREHOLDERS' EQUITY
   Current Liabilities:
     Current portion of long-term debt (note 10)                                    $   238     $   365
     Accounts payable                                                                 1,113       1,351
     Customer deposits                                                                  413         335
     Accrued commissions                                                                116         121
     Other accrued liabilities                                                          528         529
     Deferred service revenue                                                         2,378       2,286
                                                                                    -------     -------

       Total current liabilities                                                      4,786       4,987

   Long-term debt (Note 10)                                                           1,379       2,401
   Deferred tax liability (Note 11)                                                      --         141
                                                                                    -------     -------
                                                                                      6,165       7,529
                                                                                    -------     -------
Commitments and contingencies (Notes 6, 7, 8, 14 and 15)

Shareholders' Equity (Notes 1 and 12):
     Preferred stock; par value $.01 per share; 5,000,000 shares authorized; no shares issued and outstanding
     Common stock; par value $.10 per share; 10,000,000 shares
     authorized; 3,810,548 and 3,802,041 shares issued and
     outstanding, respectively                                                          381         380
   Paid-in capital                                                                    6,513       6,449
   Retained earnings                                                                  1,253       2,906
   Equity adjustment from foreign currency translation                                   --          74
                                                                                    -------     -------
                                                                                      8,147       9,809
                                                                                    -------     -------
       Total liabilities and shareholders' equity                                   $14,312     $17,338
                                                                                    =======     =======


The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Operations
(Thousands except per share amounts)

                                                                        Year Ended March 31,
                                                                   1998          1997          1996
Net system sales and service revenue:
   System sales                                                  $  8,214      $ 12,972      $ 16,216
   Service revenue                                                  8,426         9,033         8,835
                                                                 --------      --------      --------
                                                                   16,640        22,005        25,051
                                                                 --------      --------      --------

Cost of products and services sold:
   System sales                                                     6,252         8,337         8,532
   Service revenue                                                  2,048         2,313         2,538
                                                                 --------      --------      --------
                                                                    8,300        10,650        11,070
                                                                 --------      --------      --------

     Gross profit                                                   8,340        11,355        13,981

Research and development expense                                    3,199         3,268         1,672
Selling and administrative expenses                                 6,686         8,515         8,711
Restructuring costs and other non-recurring charges (Notes 2
   and 3)                                                             832         4,299            --
Office consolidation and relocation expense (Note 4)                   --            --         1,380
                                                                 --------      --------      --------

     Operating income (loss)                                       (2,377)       (4,727)        2,218
                                                                 --------      --------      --------

Other income (expense):
   Interest income                                                     78           143           144
   Interest expense                                                  (168)         (150)          (68)
   Other non-operating expenses (Note 2)                             (158)           --            --
   Secondary offering expense (Note 5)                                 --          (542)           --
   Other, net                                                         (42)           (4)           19
                                                                 --------      --------      --------
                                                                     (290)         (553)           95
                                                                 --------      --------      --------

Income (loss) before income taxes                                  (2,667)       (5,280)        2,313
Provision (benefit) for income taxes (Note 11)                     (1,014)       (2,006)          901
                                                                 --------      --------      --------

     Net income (loss)                                           $ (1,653)     $ (3,274)     $  1,412
                                                                 ========      ========      ========

Earnings per common and common equivalent share (Note 1):
   Basic and diluted:
     Earnings (loss) per share                                   $  (0.43)     $  (0.87)     $   0.38
                                                                 ========      ========      ========


The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Shareholders' Equity
(Thousands)

                                                                             EQUITY
                                                                           ADJUSTMENT
                                          COMMON STOCK                     FROM FOREIGN
                                        PAR       PAID-IN     RETAINED      CURRENCY
                                       VALUE      CAPITAL     EARNINGS     TRANSLATION      TOTAL
Balance, March 31, 1995             $    371     $  5,965     $  4,768      $    136      $ 11,240
Sale of common stock
   pursuant to exercise of
   stock options and warrants              3          133           --            --           136
Issuance of common stock
   to Directors                            1           30           --            --            31
Foreign currency translation
   adjustment                             --           --           --          (205)         (205)
Net income                                --           --        1,412            --         1,412
                                    --------     --------     --------      --------      --------

Balance, March 31, 1996                  375        6,128        6,180           (69)       12,614

Sale of common stock pursuant
   To exercise of stock options
   and warrants                            3          240           --            --           243
Issuance of common stock
   to Directors                            1           23           --            --            24
Issuance of common stock for
   401K company matching
   contributions                           1           58           --            --            59
Foreign currency translation
   adjustment                             --           --           --           143           143
Net loss                                  --           --       (3,274)           --        (3,274)
                                    --------     --------     --------      --------      --------

Balance, March 31, 1997                  380        6,449        2,906            74         9,809

Sale of common stock
   pursuant to exercise of
   stock options and warrants             --            2           --            --             2
Issuance of common stock
   to Directors                           --           12           --            --            12
Insurance of common stock
   for 401K company-matching
   contributions                           1           50           --            --            51
Foreign current translation
   adjustment                             --           --           --           (74)          (74)
Net loss                                  --           --       (1,653)           --        (1,653)
                                    --------     --------     --------      --------      --------

Balance, March 31, 1998             $    381     $  6,513     $  1,253      $     --      $  8,147
                                    ========     ========     ========      ========      ========

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Cash Flows
(Thousands)

                                                                            Year Ended March 31,
                                                                        1998         1997         1996
Cash flows from operating activities:
   Net income (loss)                                                  $(1,653)     $(3,274)     $ 1,412

Adjustments to reconcile net income (loss) to net cash
   provided (used) by operating activities, excluding the effects of the sale of UK operations:
   Depreciation and amortization of property and equipment                657          932          921
   Amortization of software development costs                           2,085        2,201        1,789
   Amortization of other assets                                           181          107           83
   Non-cash restructuring costs and other non-recurring
     charges                                                              943        4,299           90
   Non-cash 401K matching contribution                                     51           59           --
   Non-cash issuance of common stock to Directors                          12           24           31
   Decrease (increase) in accounts receivable, net                         64        1,295       (4,018)
   Decrease (increase) in inventories                                     (19)         120           (3)
   Decrease in prepaid expenses and other assets                          234          390          150
   Increase in long-term accounts receivable                               --       (1,657)          --
   Decrease in accounts payable                                          (238)         (53)        (459)
   Increase (decrease) in customer deposits                                78         (207)          22
   Increase (decrease) in other accrued liabilities                        (6)      (1,928)       1,328
   Increase (decrease) in deferred service revenues                        92          (31)        (284)
   Increase (decrease) in current income taxes
     receivable/payable                                                 1,097       (1,466)       1,209
   Increase (decrease) in deferred income taxes                        (1,014)      (1,333)         498
                                                                      -------      -------      -------

Net cash provided (used) by operating activities                      $ 2,564      $  (522)     $ 2,769
                                                                      -------      -------      -------


The accompanying notes are an integral part of the consolidated financial statements.

(Thousands)


                                                                    Year ended March 31,
                                                              1998         1997         1996
Cash flows from investing activities:
   Capital expenditures                                     $  (345)     $  (653)     $  (430)
   Software development costs                                (1,089)      (1,777)      (2,609)
   Proceeds from sale of property and equipment                  --           --           55
   Purchase of contract management system (Note 6)               --         (792)          --
                                                            -------      -------      -------

     Net cash used in investing activities                   (1,434)      (3,222)      (2,984)
                                                            -------      -------      -------

Cash flows from financing activities:
   Principal payments on long-term debt                      (1,149)        (244)        (362)
   Proceeds from long-term debt                                  --        1,967          202
   Proceeds from sale of common stock pursuant
     to exercise of stock options and warrants                    2          243          136
                                                            -------      -------      -------

       Net cash provided (used) by financing activities      (1,147)       1,966          (24)
                                                            -------      -------      -------

Effect of exchange rate changes on cash                         (74)         143         (249)
                                                            -------      -------      -------

Net decrease in cash and cash equivalents                       (91)      (1,635)        (488)
Cash and cash equivalents, beginning of year                    511        2,146        2,634
                                                            -------      -------      -------
Cash and cash equivalents, end of year                      $   420      $   511      $ 2,146
                                                            =======      =======      =======

Supplemental schedule of non-cash investing and financing activities
   During the year ended March 31, 1996, the Company issued $93 in long-term debt in conjunction with the purchase of property and equipment. For the years ended March 31, 1998, 1997 and 1996, the Company paid interest of $168, $150 and $87, respectively, and paid (received refunds of) income taxes of $(646), $(793) and $806, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements
(Thousands except shares and per share amounts)

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The policies utilized by CITATION Computer Systems, Inc. ("the Company") in the preparation of the consolidated financial statements conform to generally accepted accounting principles, and require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from these estimates.

The significant accounting policies followed by the Company are described below:

OPERATIONS

CITATION designs, develops, markets and supports clinical information systems for hospitals, clinics, physicians' groups and emerging Integrated Delivery Networks ("IDN's"). The Company offers a comprehensive suite of products designed using open client/server architecture that meets a broad range of the information systems needs of the healthcare industry.

INVENTORIES

Inventories are valued at the lower of cost, determined on the first in, first out basis, or market.

PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost. Major renewals and betterments are capitalized while maintenance and repairs are expensed currently. When property is sold or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss on disposition is credited or charged to income.

The Company provides for depreciation of property and equipment by charging against earnings amounts sufficient to amortize the cost of the properties over the estimated useful lives generally using straight line methods.
The estimated useful life of the assets are as follows:

         Vehicles, furniture, fixtures and equipment ...... 3 to 10 years
         Leasehold improvements ....... Remaining life of the lease

REVENUE RECOGNITION

Revenue from the sale of computer systems is recognized upon shipment to the customer providing that no significant vendor obligations remain and collection of the related receivable is deemed probable. Revenue related to the installation of computer systems is recognized as the work is performed. Costs and expenses related to installation of the computer equipment and software system, training customer personnel, and provision for warranties offered are estimated and recorded as cost of sales when the related revenue is recognized.

Revenue from the sale of additional hardware and additional software is recognized upon shipment. Costs and expenses associated with the sale of additional hardware and software are recorded when the related revenue is recognized. Revenue related to sales of product warranties and maintenance service contracts is recognized ratably over the term of the contract period. Sales returns are treated as reductions to net system sales and service revenues.

COST OF SALES

For purposes of estimating the cost of sales related to service revenue, the Company includes all of its customer service expenses plus an allocation of certain other overhead expenses based upon estimates made by management.

SOFTWARE DEVELOPMENT COSTS

Certain costs incurred in developing software products are capitalized and amortized on a product-by-product basis using the greater of the ratio that current gross revenues for a product bear to the current and anticipated future gross revenues for that product or the straight-line method over the estimated three to five year economic life of the products. The costs consist of salaries, computer expenses and other overhead costs directly related to the development and/or major enhancement of software products. Such costs are capitalized, to the extent they are recoverable through future sales, from the time the product's technological feasibility is established up to its general release to customers. Costs incurred before or after this period are expensed as incurred.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs are charged to expense as incurred.

INCOME TAXES

The Company utilizes the liability method of accounting for income taxes. Under the liability method, deferred income taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Such temporary differences result primarily from using different methods to accrue certain expenses and to calculate capitalization of software development costs for financial and tax reporting purposes. Deferred tax expense represents the change in the deferred tax asset or liability.

EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE

In March 1997, the Financial Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" (FAS 128), which requires public entities to present both basic and diluted earnings per share amounts on the face of their financial statements, replacing the former calculations of primary and fully diluted earnings per share. The Company adopted FAS 128 effective with the beginning of its fiscal 1998 third quarter, and retroactively restated all prior year's earnings per share information.

Reconciliation of the number of shares used in computing basic and dilutive earnings (loss) per common and common equivalent share is as follows:

                                                          YEAR ENDED MARCH 31,
                                                    1998          1997          1996
Basic                                             3,806,536     3,773,020     3,726,893
Effect of dilutive securities - stock options            --            --        23,755
                                                  ---------     ---------     ---------
Diluted                                           3,806,536     3,773,020     3,750,648
                                                  =========     =========     =========

FOREIGN CURRENCY TRANSLATION

The asset and liability accounts of the Company's former foreign division were translated at the year-end exchange rate. Revenue and expense amounts were translated at monthly average exchange rates. The resulting translation adjustment was recorded as a separate component of shareholders' equity. Foreign currency transaction gains and losses were included in earnings when incurred. Such foreign currency transaction gains and losses were not material for each of the three years in the period ended March 31, 1998. As discussed in Note 3 below, the Company no longer has any significant foreign operations.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all highly-liquid investments, such as money-market accounts and short-term discount notes, with an original maturity of three months or less.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

DIRECTORS' FEES

During the year ended March 31, 1995, the Company adopted the Directors Common Share Plan (Directors' Plan) whereby certain non-employee members of the Board of Directors (Directors) may receive all or a portion of the Directors' fees in the form of Company common stock in lieu of cash. During the years ended March 31, 1998, 1997 and 1996, 1,600, 1,793 and 4,959 shares of common stock valued at $12, $24 and $31, respectively, were issued to such Directors under the Directors Plan.

2. RESTRUCTURING COSTS AND OTHER NON-RECURRING CHARGES
During the fourth quarter of fiscal 1998, the Company recorded non-recurring, pretax charges of $832 for restructuring costs primarily related to customer service matters and $158 for non-operating costs related to the strategic review of alternatives following an unsolicited expression of interest in the Company (see Notes 17 and 20). Cash payments during fiscal 1998 with respect to such charges were approximately $60. Remaining additional payments totaling approximately $62 will be paid in Fiscal 1999.

3.   UK RESTRUCTURING AND SALE OF OPERATIONS
During the second, third and fourth quarters of fiscal 1997 the Company recorded pretax charges of $1,303, $164 and $118, respectively, to cover the restructuring of its operations in the United Kingdom ("UK"). In March 1997, the Company completed a transaction in which it sold its UK operations to Health Systems Limited ("HSL"), which also became CITATION's exclusive distributor for its clinical software products in the UK. Under the terms of the transaction, HSL acquired CITATION's UK operating assets, retained a majority of the Company's employees in the UK, and assumed responsibility for CITATION's existing customers and contracted commitments in the UK. The major components of the UK restructuring and sale, and its effect on the pretax and after tax results of the Company, are as follows:

                                               Pretax     After Tax   Per Share
                                               ------     ---------   ---------
Net loss on sale of UK assets (including
write-off of capitalized software of $527)     $2,714      $1,655      $0.44
Write-off of capitalized software                 587         358       0.09
Severance and closure costs                       300         183       0.05
Other restructuring costs                         698         426       0.11
                                               ------      ------      -----
                                               $4,299      $2,622      $0.69
                                               ======      ======      =====

All expenses associated with the UK restructuring and sale of operations were recorded during the fiscal year ended March 31, 1997, and no material costs were incurred in fiscal 1998 or are expected in the future. Cash payments during fiscal 1997 related to the UK restructuring and sale of operations were approximately $550. Remaining additional payments totaling approximately $400 were paid in fiscal 1998.

4.   OFFICE CONSOLIDATION AND RELOCATION
In June 1995, the Company decided to consolidate the operations of its Madison, Wisconsin facility into its St. Louis, Missouri headquarters. Charges of $1,000, $58 and $322 were recorded in the first, third and fourth quarters, respectively, of the fiscal year ended March 31, 1996 to provide for the costs of the consolidation of facilities, settlement of related employee claims and the relocation of certain employees and equipment.
The major components of the combined charges are as follows:

     Lease buyout and asset write-off, net                 $  680
     Employee severance and related costs                     171
     Employee arbitration settlement and related costs        208
     Employee relocation                                      112
     Office move and other related expenses                   209
                                                           ------
                                                           $1,380
                                                           ======

All expenses associated with the office consolidation and relocation have been paid as of March 31, 1997, and no additional material costs were incurred. With the exception of the asset write-offs totaling approximately $90, all costs resulted in cash payments.

5.   SECONDARY OFFERING EXPENSE
On July 16, 1996 the Company filed a registration statement with the Securities and Exchange Commission covering a proposed offering of 2,732,311 shares of its Common Stock, of which 732,311 shares were to be offered for the account of certain current shareholders and 2,000,000 shares were to be offered by the Company. The proposed offering was terminated on October 8, 1996 and no sales of common stock were made pursuant thereto. During the year ended March 31, 1997, $542 of non-operating charges related to the secondary offering were recorded.

6.   ACQUIRED CONTRACT MANAGEMENT SYSTEM
On August 26, 1996, the Company acquired a contract management system from Computer Systems Excellence, Inc. ("CSE") for $1,242, including $92 of transaction costs. The Company paid $700 at closing and recorded a liability of $450 to be paid in eight quarterly installments. Acquired software development in the amount of $652 was capitalized at the date of acquisition.

7.   LONG-TERM ACCOUNTS RECEIVABLE
The Company has provided extended payment terms to an overseas customer in Singapore for a maximum period of three years ending in fiscal 2000. The Company believes that this receivable is fully collectible pursuant to such payment terms. A foreign bank guarantee in the amount of $0.2 million has been received by the Company and is expected to be applied against a portion of this long-term accounts receivable balance.

8.   CONCENTRATION OF CREDIT RISK
The Company generates revenue primarily through sales to the healthcare industry located throughout the United States. Due to this concentration, substantially all receivables at March 31, 1998 and 1997 are from healthcare institutions in the United States, and a healthcare information systems integrator based in Singapore, which may be similarly affected by changes in economic, regulatory or other conditions.

The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains reserves for potential credit losses and historically such losses have been within management's expectations.

9.   INVENTORIES
Inventories consist of the following:

                                                                     March 31,
                                                                  1998       1997
Software systems                                                 $  195     $  193
Field service equipment                                             241        224
                                                                 ------     ------
                                                                 $  436     $  417
                                                                 ======     ======

10. LONG-TERM DEBT
Long-term debt consists of the following:

                                                                      March 31,
                                                                   1998       1997
Bank notes payable due through March, 2000;
   Interest payable at prime (8.5% at March 31, 1998)            $  338     $  461
Note payable to CSE due through August, 1998                        112        338

Borrowings under bank line of credit, interest
   payable at prime (8.5% at March 31, 1998)                      1,167      1,967
                                                                 ------     ------

Total debt                                                        1,617      2,766
Less - current portion                                              238        365
                                                                 ------     ------

Total long-term debt                                             $1,379     $2,401
                                                                 ======     ======

The line of credit with a bank allows the Company to borrow up to $2,000 through February 1, 2000. At March 31, 1998, $833 was available under the line of credit.

The line of credit and the notes payable to banks are secured by the Company's accounts receivable, inventory, equipment, and general intangible assets. The respective agreements require that certain minimum net worth and leverage ratio requirements be maintained by the Company. The Company was in compliance with these requirements or has obtained appropriate waivers at March 31, 1998.

The aggregate maturities of long-term debt are as follows:

                                  Year ended
                                  March 31,
                                   1999                $   238
                                   2000                  1,300
                                   2001                     79
                                                       -------
                                                       $ 1,617
                                                       =======

11.      INCOME TAXES
The components of the provision (benefit) for income taxes are as follows:

                      Year ended March 31,
                  1998         1997         1996
Current:
     Federal     $    --      $  (577)     $   341
     State            --          (96)          62
                 -------      -------      -------
                      --         (673)         403
                 =======      =======      =======

Deferred:
     Federal        (857)      (1,118)         418
     State          (157)        (215)          80
                 -------      -------      -------
                  (1,014)      (1,333)         498
                 -------      -------      -------
                 $(1,014)     $(2,006)     $   901
                 =======      =======      =======

The provision (benefit) for income taxes differs from the amount computed using the statutory federal income tax rate (34%) as follows:

                                                                Year ended March 31,
                                                           1998         1997         1996
Income tax provision (benefit) at the statutory rate     $  (907)     $(1,795)     $   787
Increases (decreases):
    State income taxes, net                                 (103)        (204)          94
     Other, net                                               (4)          (7)          20
                                                         -------      -------      -------
                                                         $(1,014)     $(2,006)     $   901
                                                         =======      =======      =======

Deferred tax assets and liabilities at March 31, 1998 and 1997, are comprised of the following temporary differences:

                                                                          March 31,
                                                                      1998         1997

Current deferred tax asset:
     Accrued liabilities                                            $    68      $    69
     Allowance for doubtful accounts                                     82           65
     Other, net                                                         (14)           5
                                                                    -------      -------
     Total current deferred tax asset                               $   136      $   139
                                                                    =======      =======


                                                                           March 31,
                                                                      1998         1997
Long-term deferred tax asset (liability):
     Capitalized software development
         Costs                                                      $  (829)     $(1,232)
     Depreciation                                                        (9)          (3)
      State taxes                                                       (40)          23
      Tax credit carry forward                                           90           90
      Net operating loss carry forward                                1,664          981
                                                                    -------      -------
Total deferred tax asset (liability)                                $   876      $  (141)
                                                                    =======      =======

At March 31, 1998, the Company had a domestic net operating loss carryforwards of approximately $4,001 which expires between 2012 and 2013. Company management has determined that based on expected future operating plans and tax planning strategies available to the Company, the net operating loss carryforwards at March 31, 1998 will be utilized to offset future taxes. Therefore, no valuation allowance related to the net operating loss carryforwards has been recorded at March 31, 1998.

12.  STOCK OPTIONS AND WARRANTS
On April 20, 1992, the Board of Directors and shareholders approved the adoption of the 1992 Employee Incentive Stock Option Plan which provides for the issuance of up to 148,347 stock options to executive officers or other key employees of the Company.

On October 13, 1993, the Board of Directors adopted an amendment to the 1992 Employee Incentive Stock Option Plan which increased the number of stock options available for issuance to executive officers or other key employees of the Company by 200,000.

The Company's incentive stock option plan allows participation, with certain restrictions, by all full-time employees with one year of service. Options granted allow employees to purchase shares of the Company's common stock at prices not less than the fair market value of the stock at the date of the grant. Options which have been granted under the plan are exercisable during the employment of the grantee at specified time intervals.
Outstanding options expire between 2004 and 2008.

Stock option transactions (number of shares) are summarized below:

                                                         Year ended March 31,
                                                 1998           1997          1996
Shares under option,
    beginning of period                         300,333       299,497       255,292
Stock options granted at an exercise price
    of $4.50                                         --            --        56,500
Stock options granted at an exercise price
    of $11.00                                        --         8,000            --
Stock options granted at an exercise price
    of $15.75                                        --         2,000            --
Stock options granted at an exercise price
    of $7.00                                      7,000            --            --
Stock options forfeited                          (1,500)      (41,664)     (131,164)
Non-qualified stock options granted at
    an exercise price of $5.00                       --            --       150,000
Non-qualified stock options granted at
    an exercise price of $14.25                      --        80,000            --
Non-qualified stock options granted at
    an exercise price of $7.24 to $9.125         41,000            --            --
Stock options exercised at $1.04 to $8.51            --            --       (31,131)
Stock options exercised at $4.50 to $8.51            --       (47,500)           --
Stock options exercised at $4.50                   (500)           --            --
                                               --------      --------      --------
Shares under option, end of period              346,333       300,333       299,497
                                               ========      ========      ========

The following table summarizes information for options currently outstanding at March 31, 1998:

                                                        Weighted Average
              Exercise                      Number         Remaining
               Price                     Outstanding    Contractual Life
          ---------------                -----------    ----------------
          $4.50 - $5.00                    172,000            7   years
           6.13  -  6.88                    24,000           10
           7.00  -  7.24                    48,333            8
           8.88  -  9.13                    12,000           10
                    11.00                    8,000            9
                    14.25                   80,000            8
                    15.75                    2,000            8
                                           -------
                                           346,333
                                           =======

The Company accounts for employee stock options in accordance with Accounting Principles Board No. 25 "Accounting for Stock Issued to Employees" (APB 25). Under APB 25, the "intrinsic value based method" specifies that no compensation expense is recognized if employee stock options are granted with an exercise price equal to or higher than the market value of the stock price on the date of the grant.

At March 31, 1998, 293,333 options outstanding were exercisable. During the years ended March 31, 1999, 2000 and 2001, an additional 18,560, 18,570 and 15,870, respectively, options outstanding will become exercisable. Options of 228,181 shares were available for grant under the 1992 Employee Incentive Stock Option Plan at March 31, 1998.

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" (FAS 123), that was effective for the Company during fiscal 1998. FAS 123 prescribes the recognition of compensation expense based on the fair value of options or stock awards determined on the date of the grant. However, FAS 123 allows companies to continue to apply the "intrinsic value based method" set forth in APB 25 for employee stock option grants. Had compensation costs for the Company's employee stock option plan been determined based on the fair value of the options on the grant dates consistent with the methodology prescribed by FAS 123, the Company's net loss and net loss per share would have increased as shown below. In accordance with the adoption methodology prescribed by FAS 123, the pro forma results shown below reflect only the impact of employee stock options granted during the years ended March 31, 1998, 1997 and 1996. Because future employee stock options may be granted, the pro forma impact for fiscal 1998 and fiscal 1997 is not necessarily indicative of the impact in future years.

                        1998           1997
                     ---------      ---------
Net loss
     As reported     $  (1,653)     $  (3,274)
     Pro forma          (1,771)        (3,741)
Loss per share
     As reported     $   (0.43)     $   (0.87)
     Pro forma           (0.47)         (0.99)

The fair value of the options granted is estimated on the date of grant using the Black-Scholes multiple option-pricing model with the following weighted average assumptions:

                                                 1998             1997
                                              ----------       ---------
Risk-free interest rate                       5.8% - 6.6%      6.3%- 6.5%
Expected volatility                                   63%             64%
Estimated lives of options (in years)                5.0             5.0
Expected dividend yield                                0%              0%

The weighted average fair value of options granted during the fiscal years ended March 31, 1998 and 1997 was $3.95 and $8.45, respectively.

13.  PROFIT AND SAVINGS INCENTIVE PLANS
CITATION maintains a Retirement Savings Plan for the benefit of substantially all CITATION employees. Employee contributions may range from 1% to 15% of compensation, subject to limits prescribed by the Internal Revenue Code, and CITATION matches a discretionary percentage of an employee's contribution. The match will be based on the employee's contribution up to 6% of the employee's compensation.

For the plan year ended December 31, 1997 and 1996, the matching contribution was 25% of such contributions, and was paid in the form of Company stock. It is the Company's current intention to continue to make the matching contribution in the form of Company stock. Employees are immediately 100% vested as to employee contributions and are vested as to employer contributions at the rate of 20% per year, beginning in the second year of service.

For the years ended March 31, 1998, 1997 and 1996, the Company recorded expense of approximately $51, $59, and $66, respectively, relating to this plan.

14.  LEASES
The Company leases its office and warehouse facilities and certain office equipment. The lease terms are generally for two to ten years. Rental expense under operating leases for the years ended March 31, 1998, 1997 and 1996, was approximately $551, $524, and $685, respectively.

Future minimum lease payments under non-cancelable operating leases are as follows:

                  Year ended March 31,
                         1999              $    546
                         2000                   523
                         2001                   476
                         2002                   476
                         2003                   476
                      Thereafter                595
                                           --------
                                           $  3,092
                                           ========

15.  COMMITMENTS AND CONTINGENCIES
The Company from time to time is a party to certain lawsuits in the ordinary course of business. Management does not expect the outcome of any litigation to have a material adverse effect on the Company's financial position, results of operations, or cash flows. As of the date hereof, the Company is aware of one pending lawsuit.

16.      RELATED PARTY TRANSACTIONS
During the years ended March 31, 1997 and 1996, the Company paid approximately $181 and $113, respectively, in fees to consulting firms, certain executives of which were Directors of the Company. No such payments were made in the year ended March 31, 1998.

17.      STRATEGIC ALTERNATIVES
In January 1998 the Company received an unsolicited expression of interest in the Company and engaged an investment banker to evaluate this expression of interest and explore other strategic alternatives. The Company continues to evaluate strategic opportunities. See Note 20.

18.      SEGMENT INFORMATION
Worldwide operations data, as required by Statement of Financial Accounting Standards No. 14, "Financial Reporting for Segments of a Business Enterprise," are listed below. Profitability of the Company's operations by location was determined based on ultimate sales to unaffiliated customers. Total Company profit was included in the location of the entity transacting the final sale.

                              Net revenues,     Earnings
                              unaffiliated     (loss) from     Identifiable
                               customers        Operations        assets
For years ended March 31,
1998
   United States                $ 16,640        $ (1,653)       $ 14,312
                                ========        ========        ========


1997
   United States                $ 21,097        $    (21)       $ 17,636
   United Kingdom                    908          (4,706)             --
                                --------        --------        --------
                                $ 22,005        $ (4,727)       $ 17,636
                                ========        ========        ========
1996
   United States                $ 21,983        $  2,849        $ 16,749
   United Kingdom                  3,068            (631)          4,508
                                --------        --------        --------
                                $ 25,051        $  2,218        $ 21,257
                                ========        ========        ========

19.  QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                                                          Earnings (loss)
                        Net sales                  Gross Profit              Net income (loss)              per share(3)
                    1998          1997          1998          1997           1998           1997          1998        1997
1st quarter       $ 4,282       $ 6,662       $ 2,115       $ 3,942       $  (152)       $   650        $(.04)      $ .16
2nd quarter         4,273         6,348         2,346         3,591            37           (399)(1)      .01        (.11)(1)
3rd quarter         4,305         4,038         2,210         1,475          (127)        (1,629)(1)     (.03)       (.43)(1)
4th quarter         3,780         4,957         1,669         2,347        (1,411)(2)     (1,896)(1)     (.37)(2)    (.50)(1)
                  -------       -------       -------       -------       -------        -------        -----       -----
Total             $16,640       $22,005       $ 8,340       $11,355       $(1,653)(2)    $(3,274)       $(.43)(2)   $(.87)(3)
                  =======       =======       =======       =======       =======        =======        =====       =====

(1) See Notes 3 and 5 regarding restructuring and sale of UK operations and proposed secondary offering costs in the second, third and fourth quarters of the fiscal year ended March 31, 1997.

(2) See Note 2 regarding restructuring costs and other non-recurring charges and other non-operating expenses in the fourth quarter of fiscal 1998.

(3) The annual earnings per share amount does not agree to the sum of the quarters as a result of changes in the market prices of the Company's common stock and the application of the treasury stock method.

20.      SUBSEQUENT EVENTS
In June 1998, the Company announced that it sold the financial software line of business, including its accounts receivable, patient billing, general ledger, accounts payable, fixed assets, inventory control, medical records abstracting and registration software modules to a private entity doing business as Sterling Systems based in Downey, Idaho. This business accounted for approximately $1.0 million of revenue and contributed a pretax loss of $0.2 million in fiscal 1998. Net assets associated with this line of business, which are primarily comprised of capitalized software, approximated $1.1 million at March 31, 1998. The cash transaction will result in a slight after-tax loss on disposal in the first quarter of fiscal 1999.

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

Statement of Management's Responsibility For Financial Reporting

The accompanying consolidated financial statements of CITATION Computer Systems, Inc. have been prepared by management, which is responsible for their integrity and objectivity. The statements have been prepared in conformity with generally accepted accounting principles and include amounts based on management's best estimates and judgments. Financial information elsewhere in this Annual Report is consistent with that in the consolidated financial statements.

Management has established and maintains a system of internal controls designed to provide reasonable assurance that assets are safeguarded and that the financial records reflect the authorized transactions of the Company. The system of internal control includes widely communicated statements of policies and business practices that are designed to require all employees to maintain high ethical standards in the conduct of Company affairs. The internal controls are augmented by organizational arrangements that provide for appropriate delegation of authority and division of responsibility.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, independent accountants. As part of their audit of the Company's fiscal 1998 consolidated financial statements, PricewaterhouseCoopers LLP considered the Company's system of internal control to the extent they deemed necessary to determine the nature, timing and extent of their audit tests.

The Board of Directors pursues its responsibility for the Company's financial reporting through its Audit Committee, which is composed of outside Directors. The Audit Committee meets periodically with the independent accountants, with or without the presence of management representatives, to discuss the results of their work and their comments on the adequacy of internal accounting controls and the quality of financial reporting.



J. Robert Copper               Richard D. Neece        John P. Gilmore
Chairman and                   President               Vice President and
Chief Executive Officer                                Controller

Report of Independent Accountants

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF CITATION COMPUTER SYSTEMS, INC.
In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the consolidated financial position of CITATION Computer Systems, Inc. and its subsidiaries at March 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PricewaterhouseCoopers LLP
St. Louis, Missouri
May 11, 1998, except for Note 20 which is as of June 24, 1998