Form 10KSB, Exhibit 13
period 1999-03-31
CITATION COMPUTER SYSTEMS INC
filed 1999-06-29
CIK 888330

                                                                   Exhibit 13(a)
________________________________________________________________________________



                         CITATION COMPUTER SYSTEMS, INC.

                    FINANCIAL INFORMATION FOR THE YEAR ENDED

                                 MARCH 31, 1999


________________________________________________________________________________

INDEX TO FINANCIAL INFORMATION


Management's Discussion and Analysis of Financial
   Condition and Results of Operations...................................1

Consolidated Balance Sheet..............................................10

Consolidated Statement of Operations....................................12

Consolidated Statement of Shareholders' Equity..........................13

Consolidated Statement of Cash Flows....................................14

Notes to Consolidated Financial Statements..............................16

Statement of Management's Responsibility for
   Financial Reporting..................................................26

Report of Independent Accountants.......................................26

Management's Discussion and Analysis of Financial Condition and Results of
     Operations

The following should be read in conjunction with the consolidated financial statements and notes thereto.

OVERVIEW

CITATION Computer Systems, Inc. designs, develops, markets and supports clinical information systems for hospitals, clinics, physicians' groups and emerging Integrated Delivery Networks ("IDN's"). The Company offers a comprehensive suite of products designed using open client/server architecture that meets a broad range of the information systems needs of the healthcare industry. These products integrate patient care processes within the enterprise and throughout the IDN. The Company's systems are modular, scaleable and allow clients to leverage their investments in existing systems. Individual components of the Company's systems can function independently, giving clients the ability to build their system over time and to integrate existing software. CITATION's clinical systems are installed in approximately 300 institutions ranging in size from under 100 beds to over 1,000 beds. CITATION markets its products directly in the United States and Canada, as well as through distribution partners in Europe, India, the Asia Pacific area and Latin America.

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

Revenue from systems sales is recognized upon shipment to the client. Revenue related to the installation is recognized as the work is performed. Service revenue is recognized ratably over the term of the contract period.

Cost of products and services sold includes cost of system sales and cost of service revenue. Cost of system sales includes cost of hardware sold, installation and training expenses and software amortization costs. Cost of service revenue includes all client service expenses plus an allocation of certain other overhead expenses.

Research and development expenses include salaries and expenses related to development and documentation of software systems and are reduced by capitalized software development costs. Software development costs are expensed until such time as technological feasibility is established and are capitalized in compliance with Statement of Financial Accounting Standards No. 86.

Sales and marketing expenses include salaries, commissions, advertising, trade show costs, and user group costs related to the sale and marketing of the Company's systems. General and administrative expenses include salaries and expenses for corporate administration, finance, legal, and human resources, as well as profit sharing, bonuses and insurance.

RESTRUCTURING COSTS AND OTHER NON-RECURRING CHARGES, INCLUDING SALE OF THE FINANCIAL SOFTWARE LINE OF BUSINESS AND THE COMPANY'S UK OPERATIONS

In June 1998, the Company sold the financial software line of business, including its accounts receivable, patient billing, general ledger, accounts payable, fixed assets, inventory control, medical records abstracting and registration software modules to Sterling Systems based in Downey, Idaho. This line of business accounted for approximately $1.8 million of revenue and contributed a pretax loss of $0.2 million in fiscal 1998. Revenues from this line of business in fiscal 1999 were $0.3 million through the date of its sale. The transaction resulted in an aggregate after tax loss of approximately $0.4 million, or $0.11 per share, which reflects an after tax loss on disposal of $44 thousand, or $0.01 per share, recorded in the first quarter of fiscal 1999 and an after tax loss of $0.4 million, or $0.10 per share, recorded in the fourth quarter of fiscal 1999. The loss included the write-off of approximately $0.5 million of capitalized software development costs associated with this software. The additional charge in the fourth quarter of fiscal 1999 reflects a change in management's estimates of the collectibility of certain accounts receivable related to its former financial software line of business. Approximately $0.4 million of the sales price for this line of business is reflected in other accounts receivable on the March 31, 1999 Consolidated Balance Sheet; payment thereof is expected in fiscal year 2000.

Also in June 1998, the Company announced it was in discussions about a possible business combination with MEDASYS Digital Systems, S.A., a French Company with U.S. offices in Miami and Chicago. On December 9, 1998, the Company and MEDASYS Digital Systems, S.A. agreed to terminate a previously announced Agreement and Plan of Reorganization to combine the two companies. The companies have entered into a joint marketing agreement with respect to clinical information systems. During the fourth quarter of fiscal 1999, the Company recorded a non-operating charge of $0.5 million relative to costs associated with the MEDASYS business combination discussions.

In the fourth quarter of fiscal 1998 the Company recorded non-recurring pretax charges of approximately $1.0 million related to the restructuring of operations (primarily customer service matters) and for non-operating costs related to the strategic review of alternatives following an unsolicited expression of interest in the Company. See Note 5 of the Notes to Consolidated Financial Statements.

In March 1997, the Company sold its United Kingdom ("UK") operations to Health Systems Limited, a new UK-based company. Under the terms of the transaction, Health Systems Limited acquired CITATION's UK operating assets, retained the majority of the Company's employees in the UK and assumed responsibility for CITATION's existing customers and contracted commitments in the UK. See Note 6 of the Notes to Consolidated Financial Statements for additional information regarding the 1997 restructuring charge of $4.3 million related to the sale of UK operations.

RESULTS OF OPERATIONS

The following table sets forth, for the period indicated, certain items from the Company's Consolidated Statement of Operations expressed as a percentage of total revenues.

                                                                       Year Ended March 31,
                                                               ---------------------------------
                                                                 1999         1998         1997
                                                               -------      -------      -------
Revenues:
System sales                                                     53.8 %       49.4 %       59.0 %
Service revenue                                                  46.2         50.6         41.0
                                                               ------       ------       ------
Total revenues                                                  100.0        100.0        100.0

Cost of products and services sold:
Cost of system sales                                             37.9         37.6         37.9
Cost of service revenue                                          12.0         12.3         10.5
                                                               ------       ------       ------
Total cost of products & services sold                           49.9         49.9         48.4

Gross profit                                                     50.1         50.1         51.6

Research and development                                         14.7         19.2         14.9
Selling and administrative                                       32.3         40.2         38.7
Restructuring costs and other non-recurring charges                 -          5.0         19.5
Loss on sale of financial systems business                        4.1            -            -
                                                               ------       ------       ------
Total operating expense                                          51.1         64.4         73.1
                                                               ------       ------       ------

Operating loss                                                   (1.0)       (14.3)       (21.5)
Other income (expense):
Interest income                                                   0.4          0.5          0.7
Interest expense                                                 (0.8)        (1.0)        (0.7)
Other, net                                                       (2.8)        (1.2)        (2.5)
                                                               ------       ------       ------
Loss before taxes                                                (4.2)       (16.0)       (24.0)
Benefit for income taxes                                         (1.6)        (6.1)        (9.1)
                                                               ------       ------       ------

Net loss                                                         (2.6)%       (9.9)%      (14.9)%
                                                               =======      ======       ======



COMPARISON OF FISCAL YEAR ENDED MARCH 31, 1999 TO FISCAL YEAR ENDED MARCH 31, 1998.

REVENUE

Total revenues decreased 3.1% to $16.1 million in fiscal 1999 from $16.6 million in fiscal 1998 which reflects a 5.5% increase in system sales and an 11.5% decrease in service revenue. Fiscal 1999 and 1998 included $0.3 million and $1.8 million, respectively, of revenues from the financial software line of business which was sold in June 1998.

Clinical system sales increased to $8.4 million in fiscal 1999 from $6.4 million in fiscal 1998. The 31.3% increase in clinical system sales was primarily attributable to the increase in systems orders of the Company's new NT products and the increase in hardware sales in anticipation of Y2K upgrades. Clinical system sales represented 51.9% and 38.5% of total revenues in fiscal years 1999 and 1998, respectively.

Service revenue decreased to $7.5 million in fiscal 1999 from $8.4 million in fiscal 1998. The 11.5% decrease was primarily due to the sale of the financial software line of business in June 1998. Service revenue represented 46.2% and 50.6% of total revenues in fiscal years 1999 and 1998, respectively.

COST OF PRODUCTS AND SERVICES SOLD AND GROSS PROFIT

For fiscal 1999 and 1998, total cost of products and services sold were $8.0 million and $8.3 million, respectively, representing a 3.1% decrease in fiscal 1999. The total cost of products and services sold as a percentage of total revenues was 49.9% in both fiscal 1999 and 1998, reflecting minimal variation from year to year in cost of system sales and cost of service revenue as a percentage of total revenues. Software amortization costs of $1.7 million in fiscal 1999 and $2.1 million in fiscal 1998 represented 20.5% and 25.1%, respectively, of total costs of products and services sold for fiscal years 1999 and 1998.

Gross profit as a percentage of total revenues was 50.1% in fiscal years 1999 and 1998.

RESEARCH AND DEVELOPMENT EXPENSES

                                                                            Fiscal Year Ended March 31,
                                                                            ---------------------------
Software Development Expense                                                   1999             1998
----------------------------                                                 -------          -------
                                                                                   (In thousands)
Research and development spending                                            $ 3,177          $ 4,288
Less - software development capitalized                                          808            1,089
                                                                             -------          -------
     Total research and development expense                                    2,369            3,199
Amortization of software development costs                                     1,650            2,085
                                                                             -------          -------
Total research and development expenses                                      $ 4,019          $ 5,284
                                                                             =======          =======

Capitalized Software Development Cost, Net                                     1999             1998
------------------------------------------                                   -------          -------
Beginning of period                                                          $ 2,880          $ 3,876
Research and development capitalized per above                                   808            1,089
Software acquired (C-RIS(R))*                                                    250                -
                                                                             -------          -------
                                                                               3,938            4,965

Write-off - Financial products capitalized software development costs           (539)               -
Amortization of software development costs                                    (1,650)          (2,085)
Other adjustments                                                                 26                -
                                                                             -------          -------
End of period                                                                $ 1,775          $ 2,880
                                                                             =======          =======

[FN]
* Software acquired related to the purchase of the radiology system. See Note 4 of the Consolidated Financial Statements for further information.

The decrease in research and development spending in fiscal 1999 as compared to fiscal 1998 was the result of the Company completing the development of several Windows NT-based products during fiscal 1998. In conjunction with the decreased research and development spending in fiscal 1999, the decreased number of development projects qualifying for capitalization in recent years and the write-off of capitalized software costs in conjunction with the sale of the financial software line of business, the Company expects software amortization expense in fiscal 2000 and beyond to decrease slightly from fiscal 1999 levels.

For the fiscal years 1999 and 1998, the Company capitalized 25.4% of research and development spending.

SELLING AND ADMINISTRATIVE EXPENSES

Selling and administrative expenses as a percentage of total revenues decreased to 32.3% in fiscal 1999 from 40.2% in fiscal 1998. Total selling and administrative expenses decreased $1.5 million to $5.2 million. This decrease was primarily due to lower personnel costs and lower administrative costs to support operations.

OTHER OPERATING EXPENSES

See previous discussion of restructuring costs and other non-recurring charges, including sale of the financial software line of business and the Company's UK operations.

OPERATING LOSS

CITATION recorded operating income of $0.5 million in fiscal 1999, excluding the $0.7 million loss on the sale of financial systems line of business. The operating loss for fiscal 1998 was $1.6 million, excluding the $0.8 restructuring costs. The change primarily reflects the factors described above. Including the above non-recurring charges, the operating loss was $0.2 million in fiscal 1999 compared to an operating loss of $2.4 million in fiscal 1998.

INCOME TAXES

The Company's effective income tax benefit rate was 38.0% in both fiscal 1999 and fiscal 1998.

NET LOSS AND LOSS PER SHARE

Net loss decreased $1.3 million to $0.4 million in fiscal 1999 from $1.7 million in fiscal 1998 as a result of the factors noted above. Basic and diluted loss per share decreased to $0.11 in fiscal 1999 from $0.43 in fiscal 1998.

COMPARISON OF FISCAL YEAR ENDED MARCH 31, 1998 TO FISCAL YEAR ENDED MARCH 31, 1997.

REVENUE

Total revenues decreased 24.4% to $16.6 million in fiscal 1998 from $22.0 million in fiscal 1997 due to a 36.7% decrease in system sales and a 6.7% decrease in service revenue. Fiscal 1997 included $0.9 million in United Kingdom sales (operations within the United Kingdom were sold in 1997).

System sales decreased to $8.2 million in fiscal 1998 from $13.0 million in fiscal 1997. The 36.7% decrease in system sales was primarily attributable to the loss of revenue generated from UK operations and the delay in new systems orders due to the anticipated release of the Company's new NT products. The Company also believes that system sales results were negatively impacted by uncertainty over the Company's future because of the announced hiring of an investment banker to review its strategic options. System sales represented 49.4% and 59.0% of total revenues in fiscal years 1998 and 1997, respectively.

Service revenue decreased to $8.4 million in fiscal 1998 from $9.0 million in fiscal 1997. The 6.7% decrease was primarily due to the reduction in sales and renewals of service contracts from existing customers. Service revenue represented 50.6% and 41.0% of total revenues in fiscal years 1998 and 1997, respectively.

COST OF PRODUCTS AND SERVICES SOLD AND GROSS PROFIT

For fiscal 1998 and 1997, total cost of products and services sold were $8.3 million and $10.7 million, respectively, representing a 22.1% decrease in fiscal 1998. The total cost of products and services sold increased to 49.9% of total revenues in fiscal 1998 from 48.4% in fiscal 1997. The increase in cost as a percentage of revenues was primarily due to decreases in total revenues which were not entirely offset by decreases in software amortization costs and client service expenses. Software amortization costs of $2.1 million in fiscal 1998 and $2.2 million in fiscal 1997 represented 25.1% and 20.7%, respectively, of total costs of products and services sold for fiscal years 1998 and 1997.

Gross profit as a percentage of total revenues decreased to 50.1% in fiscal 1998 from 51.6% in fiscal 1997. The decrease in gross profit as a percentage of total revenues was primarily attributable to the factors discussed above.

RESEARCH AND DEVELOPMENT EXPENSES

                                                                   Fiscal Year Ended March 31,
                                                                   ---------------------------
Software Development Expense                                           1998             1997
----------------------------                                         -------          -------
                                                                          (In thousands)
Research and development spending                                    $ 4,288          $ 4,793
Less - software development capitalized                                1,089            1,525
                                                                     -------          -------
     Total research and development expense                            3,199            3,268
Amortization of software development costs                             2,085            2,201
                                                                     -------          -------
Total research and development expenses                              $ 5,284          $ 5,469
                                                                     =======          =======



Capitalized Software Development Cost, Net                             1998             1997
------------------------------------------                           -------          -------
Beginning of period                                                  $ 3,876          $ 4,762
Research and development capitalized per above                         1,089            1,525
Software acquired (C-MAX)*                                                 -              652
Other software acquired                                                    -              176
                                                                     -------          -------
                                                                       4,965            7,115
Write-off - UK capitalized software development costs                      -           (1,114)
Amortization of software development costs                            (2,085)          (2,201)
Other adjustments                                                          -               76
                                                                     -------          -------
End of period                                                        $ 2,880          $ 3,876
                                                                     =======          =======

[FN]
* Software acquired related to the purchase of the contract management system. See Note 8 of the Consolidated Financial Statements for further information.

For the fiscal years 1998 and 1997, the Company capitalized 25.4% and 31.8%, respectively, of research and development spending.

SELLING AND ADMINISTRATIVE EXPENSES

Selling and administrative expenses as a percentage of total revenues increased to 40.2% in fiscal 1998 from 38.7% in fiscal 1997. Total selling and administrative expenses decreased $1.8 million to $6.7 million primarily due to lower selling and marketing expenses, principally sales commissions, to support operations.

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

INCOME TAXES

The Company's effective income tax benefit rate was 38.0% in both fiscal 1998 and fiscal 1997.

NET LOSS AND LOSS PER SHARE

Net loss decreased $1.6 million to $1.7 million in fiscal 1998 from $3.3 million in fiscal 1997 as a result of the factors noted above. Basic and diluted loss per share decreased to $.43 in fiscal 1998 from $.87 in fiscal 1997.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary sources of liquidity are cash flows from operations and borrowing under its line of credit with a bank. At March 31, 1999, the Company had cash and cash equivalents of $0.2 million compared to $0.4 million at March 31, 1998.

Cash generated (used) by operations was $1.1 million, $2.6 million and $(0.5) million in the fiscal years of 1999, 1998, and 1997, respectively. For the year ended March 31, 1999, the Company generated $1.1 million in cash from operating activities, and used $1.5 in investing activities (including $0.8 million for capitalized software development, $0.3 million for the purchase of the C-RIS(R) system, and $0.4 million for capital expenditures). Cash provided by financing activities was $0.1 million, which included $0.5 million in borrowings to upgrade internal computer equipment and for the purchase of the C-RIS(R) system, offset by $0.4 million of principal payments.

Cash decreased $0.1 million in fiscal 1998. The decrease was primarily due to $1.5 million used in investing activities (for capital expenditures and software development costs) and $1.1 million of principal payments on long-term debt offset by $2.6 million of cash provided by operations.

Cash decreased $1.6 million in fiscal 1997. The decrease was primarily due to $3.2 million used in investing activities, including $1.8 million for capitalized software and $0.8 million for the purchase of a contract management system offset by cash provided by financing activities, primarily line of credit borrowings.

At March 31, 1999, the Company had a line of credit agreement with a bank. The line of credit allows the Company to borrow up to $4.0 million through June 1, 2000 with interest at the bank's prime rate (7.75% at March 31, 1999). During fiscal 1999 the Company borrowed approximately $0.4 million under term notes related to the purchase of C-RIS(R) and certain computer equipment. Such term notes are payable in monthly payments of principal and interest through March 2002. The line of credit and term notes are secured by the Company's accounts receivable, inventory, and general intangible assets. There were borrowings of $1.2 million outstanding under the line of credit agreement as of March 31, 1999 ($2.8 million of additional borrowings are available), which have been classified as long-term in the March 31, 1999 Consolidated Balance Sheet.

The Company has provided extended payment terms to an overseas customer in Singapore for a maximum period of three years ending in calendar year 2000. The Company believes that this receivable is fully collectible pursuant to such payment terms.

The Company's current commitments consist primarily of operating lease obligations aggregating $2.5 million over the next five years. The operating leases consist primarily of the Company's office lease in St. Louis, Missouri, which expires in May 2004.

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

NEW ACCOUNTING STANDARDS

In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("FAS 131"), effective for periods beginning after December 15, 1997. FAS 131 supersedes FAS 14, "Financial Reporting of Segments of a Business Enterprise." FAS 131 establishes standards for the way public business enterprises report financial and descriptive information about the reportable operating segments in their financial statements. Generally, financial information is required to be reported on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments. The adoption of FAS 131 during fiscal 1999 had no effect on the Company's financial statement presentation.

During fiscal 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2"). SOP 97-2 is effective for transactions entered into in fiscal years beginning after December 15, 1998. SOP 97-2 provides guidance on applying generally accepted accounting principles in recognizing revenue on software transactions and supersedes SOP 91-1, "Software Revenue Recognition." SOP 97-2 did not materially impact the financial position or results of operations of the Company.

In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). FAS 133 established accounting and reporting standards for derivative instruments and for hedging activities and requires recognition of all derivatives on the balance sheet measured at fair value. FAS 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. The Company is continuing to evaluate the provisions of FAS 133 to determine its impact on the Company's financial position and results of operations.

YEAR 2000

The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Computer equipment, software and devices with imbedded technology that are time sensitive may treat years as occurring between 1900 and the end of 1999 may not self-convert to reflect the upcoming change in the century. If not corrected, this problem could result in system failures or miscalculations and erroneous results by or at the Year 2000. The Company has completed a Year 2000 compliance program to make its systems Year 2000 compliant. This program encompasses the Company's operating information and facilities systems, the vendors and other third parties with which the Company does business. The program includes the following phases: awareness and inventory, detailed assessment and resolution, testing, deployment and contingency plan development for all areas.

The Company is utilizing resources to identify, correct, reprogram and test both its systems used internally as well as the products it sells for Year 2000 compliance. As part of the Company's Year 2000 compliance program, as of March 31, 1999, the Company had: (i) identified all critical software sold and used by the Company that requires modification for the Year 2000 and completed an estimate of the personnel time required to complete such software modifications;
(ii) received written or oral confirmation from its telecommunications vendors that the equipment supplied by such vendors is or will be Year 2000 compliant;
(iii) instituted a formal communication process to keep senior management apprised of significant Year 2000 issues; and (iv) developed a schedule for completing necessary Year 2000 modifications in a timely manner. It is anticipated that all reprogramming efforts will be completed by September 30, 1999. Notification has been sent to all customers of the Company's systems regarding the Year 2000 issue and its potential effect on those customers systems, hardware and instruments.

The total cost of the Year 2000 project to date has been less than $150 thousand, principally upgraded hardware. Based on the program to date, the Company does not expect that future costs of modifications will have a material adverse effect on the Company's financial position, results of operations or cash flow and that currently anticipated additional costs to be incurred by the Company with respect to Year 2000 issues will be funded from operating cash flows. However, if all Year 2000 issues are not properly identified, or assessment, remediation and testing are not effected timely with respect to Year 2000 problems that are identified, there can be no assurance that the Year 2000 issue will not materially adversely impact the Company's results of operations or adversely affect the Company's relationships with customer, vendors, or others. Additionally, there can be no assurance that the Year 2000 issues of other entities will not have a material adverse impact on the Company's systems, financial position, cash flows or results of operations.

Because the Company expects that its internal systems will become Year 2000 compliant in a timely manner and believes that it has or will have taken all necessary steps with regard to customers and Company products sold to customers in a timely manner, the Company believes that the most likely worst case scenario would result from vendors or other third parties failing to achieve Year 2000 compliance. Depending upon the number of third parties, their identity and the nature of the non-compliance, the Year 2000 issue could have a material adverse effect on the Company's financial position, cash flows or results of operations.

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

For further discussion of risk factors, please refer to page 9 of the Company's Form 10-KSB Annual Report for the fiscal year ended March 31, 1999 as filed with the Securities and Exchange Commission.

Consolidated Balance Sheet
(Thousands, except share amounts)

                                                                                   March 31,
                                                                              -------------------
                                                                               1999         1998
                                                                              ------       ------
ASSETS
Current Assets:
   Cash and cash equivalents                                                 $    204     $    420
   Accounts receivable:
     Trade, net of allowance for doubtful accounts of $212 and
       $205, respectively                                                       6,857        6,351
     Other                                                                        445          113
   Inventories (Note 11)                                                          348          436
   Prepaid expenses and other current assets                                      369          270
   Deferred tax assets (Note 13)                                                  142          136
                                                                             --------     --------
     Total current assets                                                       8,365        7,726
                                                                             --------     --------

Software development costs, net of accumulated amortization of
     $12,367 and $10,717 respectively (Note 1)                                  1,775        2,880
                                                                             --------     --------

Property and equipment:
   Furniture and fixtures                                                         843          843
   Hardware and shop equipment                                                  3,091        2,750
   Leasehold improvements                                                         120          109
   Vehicles                                                                        37           37
                                                                             --------     --------
                                                                                4,091        3,739

   Less - accumulated depreciation and amortization                            (3,392)      (2,821)
                                                                             --------     --------

     Net property and equipment                                                   699          918
                                                                             --------     --------
Long-term deferred tax assets (Note 13)                                         1,104          876
Long-term accounts receivable (Note 9)                                          1,569        1,657
Other assets                                                                      366          255
                                                                             --------     --------
                                                                                3,039        2,788
                                                                             --------     --------
Total assets                                                                 $ 13,878     $ 14,312
                                                                             ========     ========




The accompanying notes are an integral part of the consolidated financial statements

(Thousands, except share amounts)


                                                                                       March 31,
                                                                                 --------------------
                                                                                   1999         1998
                                                                                 -------      -------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
     Current portion of long-term debt (Note 12)                                 $    239     $    238
     Accounts payable                                                               1,223        1,423
     Customer deposits                                                                236          413
     Accrued commissions                                                              139          116
     Other accrued liabilities                                                        211          218
     Deferred service revenue                                                       2,521        2,378
                                                                                 --------     --------
       Total current liabilities                                                    4,569        4,786

Long-term debt (Note 12)                                                            1,491        1,379
                                                                                 --------     --------
                                                                                    6,060        6,165
                                                                                 --------     --------
Commitments and contingencies (Notes 9, 10, 16 and 17)
Shareholders' Equity (Notes 1 and 14):
   Preferred stock; par value $.01 per share; 5,000,000 shares authorized; no shares issued and outstanding
   Common stock; par value $.10 per share; 10,000,000 shares
     authorized; 3,838,344 and 3,810,548 shares issued and outstanding,
     respectively                                                                     384          381
   Paid-in capital                                                                  6,596        6,513
   Retained earnings                                                                  838        1,253
                                                                                 --------     --------

                                                                                    7,818        8,147
                                                                                 --------     --------

Total liabilities and shareholders' equity                                       $ 13,878     $ 14,312
                                                                                 ========     ========






The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Operations
(Thousands, except per share amounts)


                                                                                Year Ended March 31,
                                                                        -------------------------------------
                                                                          1999          1998           1997
                                                                        --------      --------       --------
Net system sales and service revenue:
   System sales                                                        $  8,669      $  8,214        $ 12,972
   Service revenue                                                        7,459         8,426           9,033
                                                                       --------      --------        --------
                                                                         16,128        16,640          22,005
                                                                       --------      --------        --------
Cost of products and services sold:
   System sales                                                           6,110         6,252           8,337
   Service revenue                                                        1,934         2,048           2,313
                                                                       --------      --------        --------
                                                                          8,044         8,300          10,650
                                                                       --------      --------        --------
     Gross profit                                                         8,084         8,340          11,355
Research and development expense                                          2,369         3,199           3,268
Selling and administrative expenses                                       5,207         6,686           8,515
Restructuring costs and other non-recurring charges (Notes 5
   and 6)                                                                     -           832           4,299
Loss on sale of financial systems business (Note 2)                         663             -               -
                                                                       --------      --------        --------

     Operating loss                                                        (155)       (2,377)         (4,727)
                                                                       --------      --------        --------
Other income (expense):
   Interest income                                                           65            78             143
   Interest expense                                                        (126)         (168)           (150)
   MEDASYS merger-related expenses (Note 3)                                (495)            -               -
   Other non-operating expenses (Note 5)                                      -          (158)              -
   Secondary offering expense (Note 7)                                        -             -            (542)
   Other, net                                                                42           (42)             (4)
                                                                       --------      --------        --------
                                                                           (514)         (290)           (553)
                                                                       --------      --------        --------
Loss before income taxes                                                   (669)       (2,667)         (5,280)
Benefit for income taxes (Note 13)                                         (254)       (1,014)         (2,006)
                                                                       --------      --------        --------
     Net loss                                                          $   (415)     $ (1,653)       $ (3,274)
                                                                       ========      ========        ========
Earnings per common and common equivalent share (Note 1):
   Basic and diluted:
     Loss per share                                                    $  (0.11)     $  (0.43)       $  (0.87)
                                                                       ========      ========        ========

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Shareholders' Equity
(Thousands)


                                                                                         Equity
                                                                                       Adjustment
                                                   Common Stock                       From Foreign
                                                 Par       Paid-In      Retained        Currency
                                                Value      Capital      Earnings       Translation       Total
                                                -----      -------      --------       -----------       -----
Balance, March 31, 1996                          $375       $6,128       $ 6,180            $(69)       $12,614
   Sale of common stock pursuant
     to exercise of stock options
     and warrants                                   3          240             -               -            243
   Issuance of common stock
     to Directors (Note 1)                          1           23             -               -             24
   Issuance of common stock for
     401K company matching
     contributions                                  1           58             -               -             59
   Foreign currency translation
     adjustment                                     -            -             -             143            143
   Net loss                                         -            -        (3,274)              -         (3,274)
                                                 ----       ------       -------            ----        -------
Balance, March 31, 1997                           380        6,449         2,906              74          9,809
   Sale of common stock
     pursuant to exercise of
     stock options and warrants                     -            2             -               -              2
   Issuance of common stock
     to Directors (Note 1)                          -           12             -               -             12
   Insurance of common stock
     for 401K company-matching
     contributions                                  1           50             -               -             51
   Foreign currency translation
     adjustment                                     -            -             -             (74)           (74)
   Net loss                                         -            -        (1,653)              -         (1,653)
                                                 ----       ------       -------            ----        -------

Balance, March 31, 1998                          $381       $6,513       $ 1,253            $  -        $ 8,147
   Issuance of common stock
     to Directors (Note 1)                          2           46             -               -             48
   Issuance of common stock
     for 401K company-matching
     contributions                                  1           37             -               -             38
   Net loss                                      $  -       $    -       $  (415)           $  -        $  (415)
                                                 ----       ------       -------            ----        -------
Balance, March 31, 1999                          $384       $6,596       $   838            $  -        $ 7,818
                                                 ====       ======       =======            ====        =======

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Cash Flows
(Thousands)


                                                                                        Year Ended March 31,
                                                                                ----------------------------------
                                                                                1999          1998            1997
                                                                                ----          ----            ----
Cash flows from operating activities:
   Net loss                                                                    $ (415)      $(1,653)        $(3,274)
Adjustments to reconcile net loss to net cash
   provided (used) by operating activities, excluding the effects of the sale of UK operations:
   Depreciation and amortization of property and equipment                        590           657             932
   Amortization of software development costs                                   1,650         2,085           2,201
   Amortization of other assets                                                   180           181             107
   Non-cash write off of financial products software                              539             -               -
   Non-cash restructuring costs and other non-recurring
     charges                                                                        -           943           4,299
   Non-cash 401K matching contribution                                             38            51              59
   Non-cash issuance of common stock to Directors                                  48            12              24
   Decrease in deferred income taxes                                             (254)       (1,014)         (1,333)
   Decrease (increase) in accounts receivable, net                               (838)           64           1,295
   Decrease (increase) in inventories                                              88           (19)            120
   Decrease (increase) in prepaid expenses and other assets                      (370)        1,331          (1,076)
   Decrease (increase) in long-term accounts receivable                            88             -          (1,657)
   Decrease in accounts payable                                                  (200)         (238)            (53)
   Increase (decrease) in customer deposits                                      (177)           78            (207)
   Increase (decrease) in other accrued liabilities                                16            (6)         (1,928)
   Increase (decrease) in deferred service revenues                               143            92             (31)
                                                                               ------       -------         -------
Net cash provided (used) by operating activities                               $1,126       $ 2,564         $  (522)
                                                                               ======       =======         =======





The accompanying notes are an integral part of the consolidated financial statements.

(Thousands)


                                                       Year ended March 31,
                                                    --------------------------
                                                    1999       1998       1997
                                                    ----       ----       ----
Cash flows from investing activities:
Capital expenditures                               $ (371)  $  (345)   $  (653)
Software development costs                           (834)   (1,089)    (1,777)
Purchase of C-RISO system                            (250)        -          -
Purchase of contract management system                  -         -       (792)
                                                   ------    -------     -------

Net cash used in investing activities              (1,455)   (1,434)     (3,222)
                                                   ------    ------     -------

Cash flows from financing activities:
Principal payments on long-term debt                 (421)   (1,149)       (244)
Proceeds from long-term debt                          534         -       1,967
Proceeds from sale of common stock pursuant
to exercise of stock options and warrants               -         2         243
                                                   ------    ------     -------
Net cash provided (used) by financing activities      113    (1,147)      1,966
                                                   ------    ------     -------
Effect of exchange rate changes on cash                 -       (74)        143
                                                   ------    ------     -------
Net decrease in cash and cash equivalents            (216)      (91)     (1,635)
Cash and cash equivalents, beginning of year          420       511       2,146
                                                   ------    ------     -------
Cash and cash equivalents, end of year             $  204    $  420     $   511
                                                   ======    ======     =======

Supplemental schedule of non-cash investing and financing activities.

For the years ended March 31, 1999, 1998, and 1997, the Company paid interest of $126, $168, and $150, respectively, and received refunds of income taxes of $59, $646, and $793, respectively.









The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements
(Thousands except shares and per share amounts)

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The policies utilized by CITATION Computer Systems, Inc. ("Company") in the preparation of the consolidated financial statements conform to generally accepted accounting principles, and require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from these estimates.

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

     Vehicles, furniture, fixtures and equipment        3 to 10 years
     Leasehold improvements       . Remaining life of the lease

REVENUE RECOGNITION

Revenue from the sale of computer systems is recognized upon shipment to the customer. Revenue related to the installation of computer systems is recognized as the work is performed. Costs and expenses related to installation of the computer equipment and software system, training customer personnel, and provision for warranties offered are estimated and recorded as cost of sales when the related revenue is recognized.

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

SOFTWARE DEVELOPMENT COSTS

Certain costs incurred in developing software products are capitalized and amortized on a product-by-product basis using the greater of the ratio that current gross revenues for a product bear to the current and anticipated future gross revenues for that product or the straight-line method over the estimated three- to five-year economic life of the products. The costs consist of salaries, computer expenses and other overhead costs directly related to the development and/or major enhancement of software products. Such costs are capitalized, to the extent they are recoverable through future sales, from the time the product's technological feasibility is established up to its general release to customers. Costs incurred before or after this period are expensed as incurred.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs are charged to expense as incurred.

INCOME TAXES

The Company utilizes the liability method of accounting for income taxes. Under the liability method, deferred income taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Such temporary differences result primarily from using different methods to accrue certain expenses and to calculate capitalization of software development costs for financial and tax reporting purposes. Deferred tax (benefit) expense represents the change in the deferred tax asset or liability.

EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE

In March 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("FAS 128"), which requires public entities to present both basic and diluted earnings per share amounts on the face of their financial statements, replacing the former calculations of primary and fully diluted earnings per share. The Company adopted FAS 128 effective with the beginning of its fiscal 1998 third quarter, and retroactively restated all prior years earnings per share information.

Reconciliation of the number of shares used in computing basic and dilutive earnings (loss) per common and common equivalent share is as follows:


                                                       YEAR ENDED MARCH 31,
                                                 -------------------------------
                                                    1999       1998       1997
                                                 ---------  ---------  ---------
Basic                                            3,823,361  3,806,536  3,773,020
Effect of dilutive securities - stock options            -          -          -
                                                 ---------  ---------  ---------
Diluted                                          3,823,361  3,806,536  3,773,020
                                                 =========  =========  =========

FOREIGN CURRENCY TRANSLATION

The asset and liability accounts of the Company's former foreign division were translated at the year-end exchange rate. Revenue and expense amounts were translated at monthly average exchange rates. The resulting translation adjustment was recorded as a separate component of shareholders' equity. Foreign currency transaction gains and losses were included in earnings when incurred. Such foreign currency transaction gains and losses were not material for each of the three years in the period ended March 31, 1999. As discussed in Note 6 below, since March 1997 the Company has had no significant foreign operations.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all highly liquid investments, such as money-market accounts with an original maturity of three months or less.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

DIRECTORS' FEES

During the year ended March 31, 1995, the Company adopted the Directors Common Share Plan (Directors' Plan) whereby certain non-employee members of the Board of Directors (Directors) may receive all or a portion of the Directors' fees in the form of Company common stock in lieu of cash. During the years ended March 31, 1999, 1998, and 1997, 15,672, 1,600, and 1,793 shares of common stock valued at $48, $12, and $24, respectively, were issued to such Directors under the Directors Plan.

COMPREHENSIVE INCOME

Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("FAS 130"), establishes standards for the reporting and presentation of comprehensive income and its components in a complete set of general-purpose financial statements. Comprehensive income represents net income plus certain items that are charged directly to stockholders' equity. The Company has adopted FAS 130 for the year ended March 31, 1999. Given the sale of the UK operations in fiscal 1997, other comprehensive income items are immaterial and the adoption of FAS 130 had no effect on the accompanying financial statement presentation.

2. SALE OF FINANCIAL SOFTWARE LINE OF BUSINESS
In June 1998, the Company sold the financial software line of business, including its accounts receivable, patient billing, general ledger, accounts payable, fixed assets, inventory control, medical records abstracting and registration software modules to Sterling Systems based in Downey, Idaho. This line of business accounted for approximately $1.8 million of revenue and contributed a pretax loss of $0.2 million in fiscal 1998. Revenues from this line of business in fiscal 1999 were $0.3 million through the date of its sale. The transaction resulted in an aggregate after tax loss of approximately $0.4 million, or $0.11 per share, which reflects an after tax loss on disposal of $44 thousand, or $0.01 per share, recorded in the first quarter of fiscal 1999 and an after tax loss of $0.4 million, or $0.10 per share, recorded in the fourth quarter of fiscal 1999. The loss included the write-off of approximately $0.5 million of capitalized software development costs associated with this software. The additional charge in the fourth quarter of fiscal 1999 reflects a change in management's estimates of the collectibility of certain accounts receivable related to its former financial software line of business. Approximately $0.4 million of the sales price for this line of business is reflected in other accounts receivable on the March 31, 1999 Consolidated Balance Sheet; payment thereof is expected in fiscal year 2000.

3. TERMINATION OF POSSIBLE BUSINESS COMBINATION
On September 15, 1998, the Company, MEDASYS Digital Systems, S.A., certain shareholders of the Company and certain shareholders of MEDASYS entered into an Agreement and Plan of Reorganization (the "Reorganization Agreement"). On December 9, 1998, the Reorganization Agreement was terminated by the parties. However, the companies continued to explore other strategic opportunities and have entered a joint marketing agreement related to clinical information systems. During the fourth quarter of fiscal 1999, a non-operating charge of $495 was recorded related to costs (primarily legal, accounting and investment advisory in nature) associated with the MEDASYS business combination discussions.

4.   ACQUIRED C-RIS(R) RADIOLOGY INFORMATION SYSTEM SOFTWARE
During the fourth quarter of fiscal 1999 the Company agreed to purchase its C-RIS(R) radiology information system software from Irish Medical Systems (IMS) for $250. The Company previously held the exclusive North American distribution rights for C-RIS(R), which was developed by IMS under CITATION's specifications and first introduced to the market in 1997. The Company financed this purchase with proceeds from a term note.

5. RESTRUCTURING COSTS AND OTHER NON-RECURRING CHARGES
During the fourth quarter of fiscal 1998, the Company recorded non-recurring, pretax charges of $832 for restructuring costs primarily related to customer service matters and $158 for non-operating costs related to the strategic review of alternatives following an unsolicited expression of interest in the Company. Cash payments during fiscal 1998 with respect to such charges were approximately $60. Remaining additional payments totaling approximately $62 were paid in fiscal 1999.

6. UK RESTRUCTURING AND SALE OF OPERATIONS
During the second, third and fourth quarters of fiscal 1997 the Company recorded pretax charges of $1,303, $164 and $118, respectively, to cover the restructuring of its operations in the United Kingdom ("UK"). In March 1997, the Company completed a transaction in which it sold its UK operations to Health Systems Limited ("HSL"), which also became CITATION's exclusive distributor for its clinical software products in the UK. Under the terms of the transaction, HSL acquired CITATION's UK operating assets, retained a majority of the Company's employees in the UK, and assumed responsibility for CITATION's existing customers and contracted commitments in the UK. The major components of the UK restructuring and sale, and its effect on the pre-tax and after-tax results of the Company, are as follows:

                                                                 Year Ended March 31, 1997
                                                              -----------------------------
                                                              Pre-tax  After Tax  Per Share
                                                              -------  ---------  ---------
Net loss on sale of UK assets (including write-off of
capitalized software of $527)                                  $2,714     $1,655      $0.44
Write-off of capitalized software prior to sale                   587        358       0.09
Severance and closure costs                                       300        183       0.05
Other restructuring costs                                         698        426       0.11
                                                               ------     ------     ------
                                                               $4,299     $2,622      $0.69
                                                              =======     ======     ======

All expenses associated with the UK restructuring and sale of operations were recorded during fiscal 1997. Cash payments during fiscal 1997 related to the UK restructuring and sale of operations were approximately $550. Remaining additional payments totaling approximately $400 were paid in fiscal 1998.

7. SECONDARY OFFERING EXPENSE
On July 16, 1996 the Company filed a registration statement with the Securities and Exchange Commission covering a proposed offering of 2,732,311 shares of its Common Stock, of which 732,311 shares were to be offered for the account of certain current shareholders and 2,000,000 shares were to be offered by the Company. The proposed offering was terminated on October 8, 1996 and no sales of common stock were made pursuant thereto. During the year ended March 31, 1997, $542 of non-operating charges related to the proposed secondary offering were recorded.

8. ACQUIRED CONTRACT MANAGEMENT SYSTEM
On August 26, 1996, the Company acquired a contract management system from Computer Systems Excellence, Inc. ("CSE") for $1,242, including $92 of transaction costs. The Company paid $700 at closing and recorded a liability of $450 which was paid in eight quarterly installments through August 1998.

9. LONG-TERM ACCOUNTS RECEIVABLE
The Company has provided extended payment terms to a customer in Singapore for a maximum period of three years ending in calendar year 2000. The Company believes that this receivable is fully collectible pursuant to such payment terms.

10. CONCENTRATION OF CREDIT RISK
The Company generates revenue primarily through sales to the healthcare industry located throughout the United States. Due to this concentration, substantially all receivables at March 31, 1999 and 1998 are from healthcare institutions in the United States, and a healthcare information systems integrator based in Singapore, which may be similarly affected by changes in economic, regulatory or other conditions.

The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains reserves for potential credit losses and historically such losses have been within management's expectations.

11. INVENTORIES
Inventories consist of the following:


                                           March 31,
                                   --------------------
                                        1999       1998
                                   --------- ----------
Hardware and third party software       $143       $195
Field service equipment                  205        241
                                   ---------  ---------
                                        $348       $436
                                   =========  =========

12. LONG-TERM DEBT
Long-term debt consists of the following:

                                                                      March 31,
                                                                    --------------
                                                                    1999      1998
                                                                    ----      ----
Bank notes payable due in monthly payments of principal and
interest
through March, 2002; interest payable at 8% to 8.5%                $  563    $  338
Note payable to CSE due through August, 1998                            -       112
Borrowings under bank line of credit, interest payable at prime
(7.75% at March 31, 1999)                                           1,167     1,167
                                                                   ------    ------
Total debt                                                          1,730     1,617
Less - current portion                                                239       238
                                                                   ------    ------
Total long-term debt                                               $1,491    $1,379
                                                                   ======    ======

The line of credit with a bank allows the Company to borrow up to $4,000 through June 1, 2000. At March 31, 1999, $2,833 was available under the line of credit.

The line of credit and the notes payable to banks are secured by the Company's accounts receivable, inventory, equipment, and general intangible assets. The respective agreements require that certain minimum net worth and leverage ratio requirements be maintained by the Company. The Company was in compliance with these requirements or has obtained waivers at March 31, 1999.

The aggregate maturities of long-term debt are as follows:


Year Ended
March 31,
   2000      $  239
   2001       1,374
   2002         117
            -------
             $1,730
            =======

13. INCOME TAXES
The components of the benefit for income taxes are as follows:


                                    Year Ended March 31,
                              ---------------------------------
                              1999         1998            1997
                              ----         ----            ----
Current:
Federal                      $   -        $     -        $  (577)
State                            -              -            (96)
                             -----        -------        -------
                                 -              -           (673)
                             -----        -------        -------
Deferred:
Federal                       (217)          (857)        (1,118)
State                          (37)          (157)          (215)
                             -----        -------        -------
                              (254)        (1,014)        (1,333)
                             -----        -------        -------
                             $(254)       $(1,014)       $(2,006)
                             =====        =======        =======

The benefit for income taxes differs from the amount computed using the statutory federal income tax rate (34%) as follows:


                                              Year ended March 31,
                                             ------------------------
                                             1999      1998      1997
                                             ----      ----      ----
Income tax benefit at the statutory rate    $(227)  $  (907)  $(1,795)
Increases:
State income taxes, net                       (24)     (103)     (204)
Other, net                                     (3)       (4)       (7)
                                            -----   -------   -------
                                            $(254)  $(1,014)  $(2,006)
                                            =====   =======   =======

Deferred tax assets and liabilities at March 31, 1999 and 1998, are comprised of the following temporary differences:

                                                                            March 31,
                                                                       --------------------
                                                                       1999            1998
                                                                       ----            ----
Current deferred tax assets (liabilities):
Accrued liabilities                                                      $ 71           $68
Allowance for doubtful accounts                                            85            82
Other, net                                                                (14)          (14)
                                                                         ----          ----
Net current deferred tax asset                                           $142          $136
                                                                         ====          ====


                                                                            March 31,
                                                                       --------------------
                                                                       1999            1998
                                                                       ----            ----
Long-term deferred tax assets (liabilities):
Capitalized software development
Costs                                                                   $(387)       $ (829)
Depreciation                                                               85            (9)
State taxes                                                               (53)          (40)
Tax credit carry forward                                                   90            90
Net operating loss carry forward                                        1,369         1,664
                                                                       ------        ------
Net long-term deferred tax asset                                       $1,104          $876
                                                                       ======        ======

At March 31, 1999, the Company had Federal net operating loss carryforwards of approximately $3,500 which expire between 2012 and 2013. Company management has determined that based on expected future operating plans and tax planning strategies available to the Company, the net operating loss carryforwards at March 31, 1999 will be utilized to offset future taxes. Therefore, no valuation allowance related to the net operating loss carryforwards has been recorded at March 31, 1999.

14. STOCK OPTIONS AND WARRANTS
The Company has an Employee Incentive Stock Option Plan which provides for the issuance of up to 348,347 stock options to executive officers or other key employees of the Company.

The Company's incentive stock option plan allows participation, with certain restrictions, by all full-time employees with, at least, one year of service. Options granted allow employees to purchase shares of the Company's common stock at prices not less than the fair market value of the stock at the date of the grant. Options which have been granted under the plan are exercisable during the employment of the grantee at specified time intervals. Outstanding options expire between 2004 and 2008.

Stock option transactions (number of shares) are summarized below:


                                                     Year Ended March 31,
                                                ----------------------------
                                                1999        1998        1997
                                                ----        ----        ----
Shares under option,
beginning of period                            346,333     300,333     299,497
Stock options granted at an exercise price
of $1.00                                         9,000           -           -
Stock options granted at an exercise price
of $3.0625                                       1,000           -           -
Stock options granted at an exercise price
of $11.00                                            -           -       8,000
Stock options granted at an exercise price
of $15.75                                            -           -       2,000
Stock options granted at an exercise price
of $7.00                                             -       7,000           -
Stock options forfeited                        (15,000)     (1,500)    (41,664)
Non-qualified stock options granted at
an exercise price of $14.25                          -           -      80,000
Non-qualified stock options granted at
an exercise price of $7.24 to $9.125                 -      41,000           -
Non-qualified stock options forfeited          (11,000)          -           -
Stock options exercised at $4.50 to $8.51            -           -     (47,500)
Stock options exercised at $4.50                     -        (500)          -
                                               -------     -------     -------
Shares under option, end of period             330,333     346,333     300,333
                                               =======     =======     =======

The following table summarizes information for options currently outstanding at March 31, 1999:


                                    Weighted Average
    Exercise            Number         Remaining
     Price            Outstanding   Contractual Life
----------------  ---------------  ------------------
$1.00-$3.0625      10,000                10   years
4.50  -  5.00     172,000                 6
6.13  -  6.88      24,000                 9
7.00  -  7.19      32,333                 7
8.88  -  9.13      12,000                 9
        14.25      80,000                 7
                  -------
                  330,333
                  =======

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

At March 31, 1999, options to purchase 299,361 shares were exercisable. During the years ended March 31, 2000 and 2001, options to purchase an additional 17,036 and 13,936 shares, respectively, will become exercisable. Options to purchase 242,181 shares were available for grant under the 1992 Employee Incentive Stock Option Plan at March 31, 1999.

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("FAS 123"). FAS 123 prescribes the recognition of compensation expense based on the fair value of options or stock awards determined on the date of the grant. However, FAS 123 allows companies to continue to apply the "intrinsic value based method" set forth in APB 25 for employee stock option grants. Had compensation costs for the Company's employee stock option plan been determined based on the fair value of the options on the grant dates consistent with the methodology prescribed by FAS 123, the Company's net loss and net loss per share would have increased as shown below. In accordance with the adoption methodology prescribed by FAS 123, the pro forma results shown below reflect only the impact of employee stock options granted during the years ended March 31, 1999 and 1998. Because future employee stock options may be granted, the pro forma impact for fiscal 1999 and fiscal 1998 is not necessarily indicative of the impact in future years.


                      1999      1998
                      ----      ----
Net loss
As reported          $ (669)  $(1,653)
Pro forma              (688)   (1,771)
Loss per share
As reported          $(0.11)  $ (0.43)
Pro forma             (0.11)    (0.47)

The fair value of the options granted is estimated on the date of grant using the Black-Scholes multiple option-pricing model with the following weighted average assumptions:


                                         1999              1998
                                         ----              ----
Risk-free interest rate                4.4% - 5.3%      5.8% - 6.6%
Expected volatility                            77%              63%
Estimated lives of options (in years)         5.0              5.0
Expected dividend yield                         0%               0%

The weighted average fair value of options granted during the fiscal years ended March 31, 1999 and 1998 was $1.89 and $3.95, respectively.

15. PROFIT AND SAVINGS INCENTIVE PLANS
CITATION maintains a Retirement Savings Plan for the benefit of substantially all CITATION employees. Employee contributions may range from 1% to 15% of compensation, subject to limits prescribed by the Internal Revenue Code. CITATION matches a discretionary percentage of an employee's contribution, up to 6% of the employee's compensation.

For the plan year ended December 31, 1998 and 1997, the matching contribution was 25% of employee contributions, and was paid in the form of Company stock. It is the Company's current intention to continue to make the matching contribution in the form of Company stock. Employees are immediately 100% vested as to employee contributions and are vested as to employer contributions at the rate of 20% per year, beginning in the second year of service.

For the years ended March 31, 1999, 1998, and 1997, the Company recorded expense of approximately $38, $51, and $59, respectively, relating to this plan.

16. LEASES
The Company leases its office and warehouse facilities and certain office equipment. The lease terms are generally for two to ten years. Rental expense under operating leases for the years ended March 31, 1999, 1998, and 1997, was approximately $549, $551, and $524, respectively.

Future minimum lease payments under non-cancelable operating leases are as follows:


Year Ended March 31,
        2000            $  523
        2001               476
        2002               476
        2003               476
        2004               476
     Thereafter            119
                      --------
                        $2,546
                      ========

17. COMMITMENTS AND CONTINGENCIES
The Company from time to time is a party to certain lawsuits in the ordinary course of business. Management does not expect the outcome of any litigation to have a material adverse effect on the Company's financial position, results of operations, or cash flows.

18. RELATED PARTY TRANSACTIONS
During the year ended March 31, 1997, the Company paid approximately $181 in fees to consulting firms, certain executives of which were Directors of the Company. No such payments were made in the years ended March 31, 1999 and 1998.

19. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                       Basic and Diluted
                                                                        Earnings (loss)
                Net sales       Gross Profit     Net income (loss)        per share 3
              -------------     ------------     -----------------     -----------------
              1999     1998     1999    1998     1999        1998       1999       1998
              ----     ----     ----    ----     ----        ----       ----       ----
1st quarter  $ 3,414  $ 4,282  $1,701  $2,115    $(130)1   $  (152)     $(.03)1    $(.04)
2nd quarter    4,106    4,273   2,290   2,346      172          37        .05        .01
3rd quarter    3,976    4,305   2,145   2,210      194        (127)       .05       (.03)
4th quarter    4,632    3,780   1,948   1,669     (651)1    (1,411)2     (.17)1     (.37)2
             -------  -------  ------  ------    -----     -------
Total        $16,128  $16,640  $8,084  $8,340    $(415).   $(1,653)     $(.11)3    $(.43)
             =======  =======  ======  ======    =====     =======      =====      ======

(1) See Notes 2 and 3 regarding the sale of the financial products and termination of proposed business combination in the first and fourth quarters of fiscal 1999.

(2) See Note 5 regarding restructuring costs and other non-recurring charges and other non-operating expenses in the fourth quarter of fiscal 1998.

(3) The annual earnings per share amount does not agree to the sum of the quarters as a result of changes in the market prices of the Company's common stock and the application of the treasury stock method

Statement of Management's Responsibility For Financial Reporting

The accompanying consolidated financial statements of CITATION Computer Systems, Inc. have been prepared by management, who are responsible for their integrity and objectivity. The statements have been prepared in conformity with generally accepted accounting principles and include amounts based on management's best estimates and judgments. Financial information elsewhere in this Annual Report is consistent with that in the consolidated financial statements.

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

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, independent accountants. As part of their audit of the Company's fiscal 1999 consolidated financial statements, PricewaterhouseCoopers LLP considered the Company's system of internal control to the extent they deemed necessary to determine the nature, timing and extent of their audit tests.

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

J. Robert Copper                      Richard D. Neece  John P. Gilmore
Chairman and Chief Executive Officer  President         Vice President and Controller


Report of Independent Accountants

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF CITATION COMPUTER SYSTEMS, INC. In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the consolidated financial position of CITATION Computer Systems, Inc. and its subsidiaries at March 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PricewaterhouseCoopers LLP
St. Louis, Missouri
May 6, 1999

OFFICES
424 South Woods Mill Road, Suite 200
Chesterfield, MO  63017

STOCKHOLDER SERVICES
Inquiries should be directed to:
     Maureen Gallagher
     CITATION Computer Systems, Inc.(R)
     424 South Woods Mill Road, Suite 200
     Chesterfield, MO  63017.  314-579-7900
     http://ww.cita.com

TRANSFER AGENT AND REGISTRAR
United Missouri Bank, N.A.
928 Grand Avenue, 13th Floor
Kansas City, MO  64106

INDEPENDENT AUDITOR
PricewaterhouseCoopers LLP
St. Louis, MO

LEGAL COUNSEL
Thompson Coburn, LLP
St. Louis, MO

FORM 10-KSB
A copy of CITATION's Form 10-KSB Annual Report as filed with the Securities and Exchange Commission will be made available to all shareholders, at no charge, upon request to John P. Gilmore at: CITATION Computer Systems, Inc. 424 South Woods Mill Road, Suite 200, Chesterfield, MO 63017

COMMON STOCK INFORMATION
The Common Stock of the Company is quoted and traded on the NASDAQ National market under the symbol CITA. The following table sets for the high and low sale prices of the Common Stock for the periods indicated, as quoted on NASDAQ:

FISCAL 1999 QUARTER ENDED                        HIGH        LOW
June 30, 1998                                     $ 9     $4
September 30, 1998                                  5      2 1/2
December 31, 1998                                   3      1
March 31, 1999                                      4      1 1/2

FISCAL 1998 QUARTER ENDED
June 30, 1997                                  $8 1/2     $5 1/2
September 30, 1997                              9 1/2      7 1/8
December 31, 1997                               8 5/8      5 1/2
March 31, 1998                                  9 1/2      5 3/4

No dividends have been declared or paid on the Company's Common Stock. The Company anticipates that it will retain all available funds for use in the operation and expansion of its business and does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. There were approximately 168 shareholders of record on June 9, 1999.

BOARD OF DIRECTORS
FRED L. BROWN
Vice Chairman,
BJC Health System and
1999 Chairman of the American Hospital Association

J. ROBERT COPPER
Chairman and CEO,
CITATION Computer Systems, Inc.

LARRY D. MARCUS
President and CEO,
Peak Media, LLC

JAMES F. O'DONNELL
Chairman and CEO,
Capital for Business, Inc.,
CFB Venture Fund I, Inc.,
and CFB Partners, Inc.

DAVID T. PIERONI
President,
Pieroni Management
Counselors, Inc.

OFFICERS
J. ROBERT COPPER
Chairman and Chief Executive Officer

RICHARD D. NEECE
President and CFO

RUSSELL L. FORTUNE
Executive Vice President,
Sales and Marketing

CANDICE J. BARKER
Vice President,
Clinical Product Suite

ANTON F. FLIEG, JR.
Vice President,
Sales Administration and
C-MAX Product Manager

JOHN P. GILMORE
Vice President,
Controller and Treasurer

PATRICIA Q. MOORE
Vice President,
Human Resources